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                                                        KINROSS GOLD CORPORATION



                                                INDEPENDENT TECHNICAL REPORT FOR
                                                             CRIXAS MINE, BRAZIL
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                                                            REPORT NO. 3CK005.02

                                                                      APRIL 2003



            [PICTURE]




                           [PICTURE]



                                                                    PREPARED BY:


                                                           [LOGO] SRK CONSULTING
                                                        Engineers and Scientists

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                        INDEPENDENT TECHNICAL REPORT FOR
                               CRIXAS MINE, BRAZIL

                              REPORT NO. 3CK005.02


                                  Prepared for:

                            KINROSS GOLD CORPORATION

                            52nd Floor, Scotia Plaza
                              40 King Street West
                                  Toronto, ON
                                 Canada M5H 3Y2



                                  Prepared by:

                   STEFFEN ROBERTSON AND KIRSTEN (CANADA) INC.

                            Suite 602, 357 Bay Street
                                  Toronto, ON
                                 Canada M5H 2T7

                    Tel: (416) 601-1445 o Fax: (416) 601-9046

               E-mail: toronto@srk.com      Web site: www.srk.com
                       ---------------                -----------

                                   APRIL, 2003


                              [LOGO] SRK CONSULTING
                            Engineers and Scientists

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3CK005.02 - INDEPENDENT TECHNICAL REPORT ON
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EXECUTIVE SUMMARY

INTRODUCTION

Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") was retained by Kinross Gold Corporation ("Kinross"), to complete an independent technical report on the Crixas underground gold mine of Mineracao Serra Grande ("MSG"), near the city of Crixas, in the Brazilian state of Goias (260 km northwest of Brasilia).

Access to the area is by paved road, which links the city of Crixas and the Belem-Brasilia highway 120 km to the southeast. There is an airstrip suitable for small aircraft outside the city of Crixas.

MSG operates two ramp access underground gold mines at the site in close proximity to each other, namely Mina III and Mina Nova, with a combined capacity of 740,000 t/a. The mine employs a total of some 676 workers made up of 526 direct employees of MSG and 150 contractors.

The Crixas Mine was first exploited by garimpeiros as open-pit workings, and it was in 1973 that geological investigation of the area commenced. Inco began reconnaissance work in the Crixas region in that year, including mapping, magnetic surveys and diamond drilling. In 1976, Inco discovered gold mineralization.

Subsequently, Inco decided to seek a partner to help fund further exploration and development, and in April 1983, Kennecott Corporation signed an option agreement to gain a 50% interest in the project. In 1986, Kennecott Corporation sold its participation in the project to an affiliate of Anglo American, which continued underground development and exploration and completed a viable feasibility study in 1987.

By August 1985, drilling had identified underground deposits of gold, and on October 16, 1987, the decision was taken to proceed with the development of a mine and associated processing facilities. Mining started in 1987 with ore being stockpiled. Successful testing of the process plant in the fourth quarter of 1989 produced the initial gold bullion on November 14, 1989.

TVX Gold acquired its interest in the property on January 7, 1991 through a merger with Inco. TVX Gold was acquired by Kinross Gold Corp in early 2003, giving Kinross 50% ownership of the property.

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Crixas Mine Technical Report                                      SRK CONSULTING
                                                                     APRIL, 2003

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GEOLOGICAL SETTING AND GOLD MINERALIZATION

The gold deposits at Crixas are hosted by a sequence of schists, volcanics and carbonates occurring in a greenstone belt structural setting within the Upper Archaean Pilar de Goia's Group (2.7 Ga). The stratigraphy of the belt is dominated by basic and ultrabasic volcanics grading upwards into a more volcano-sedimentary dominated environment.

Sediments surrounding the volcanics are metamorphosed to a sequence of schists and the carbonates have been dolomitized with development of siderite and ankerite veining. To the north of the city of Crixas lies a narrow band of graphitic schist, the Allocthon Mina Dos Ingleses, which is host to a number of Garimperos workings.

Gold at Mina III is associated with massive sulphides and vein quartz oreshoots. These are linear bodies with long axis lengths in excess of 200m in places and plunging to the northwest at between 6-35(degree). The Upper and Intermediate Zone are dominated by massive sulphide bodies whilst the Lower Zone is subdivided into a disseminated sulphide in the graphitic schist and a high grade quartz orebody. At Mina Nova, the gold is associated with shallow dipping (6-10(degree)) tabular bodies of disseminated sulphides.

In Mina Nova mine and in the upper zones at Mina III the predominant sulphide minerals are arsenopyrite and pyrrhotite. In the Lower Zone at Mina III the pyrrhotite content increases and minor chalcopyrite can be observed.

The Corpo IV, Corpo V and Corpo Sul orebodies all occur in close proximity to the Mina III orebody and exhibit similar mineralogical properties to the Lower Zone at this mine. These orebodies are currently accessed from Mina III although mining has not commenced at Corpo V.

The Forquilha and Palmeiras orebodies have been intersected by surface diamond drilling. The latter is high grade but a large proportion of the orebody occurs within the Metago license boundary. Forquilha is a relatively low-grade deposit. The current Life of Mine (LoM) Plan does not include either of these orebodies.

MINERAL RESOURCE EVALUATION

The orebodies were originally delineated through surface exploration and drilling. Subsequent to the commencement of mining, the orebodies at Mina III and Mina Nova have been extensively developed through underground access. Sampling is currently carried out

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Crixas Mine Technical Report                                      SRK CONSULTING
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3CK005.02 - INDEPENDENT TECHNICAL REPORT ON
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using a combination of surface drilling, underground drilling and underground chip sampling.

MSG carries out sample preparation and analysis on site. A detailed QC/QA protocol is followed by the staff at the mine and internal and external independent checks are carried out at regular intervals.

The orebodies are subdivided into panels between 50m levels. At Mina III the panel grades are calculated from the weighted average of all channel samples on the upper and lower drives and any underground or surface drill holes that intersect the orebody between the relevant levels. Very little sampling is carried out within the panels during the mining process and the block grades are calculated by kriging the samples located around the boundary of the panel. The available data is kriged into 8x8x4m blocks using ordinary kriging after structural analysis using relative semi-variograms. This block grade is used for production scheduling and it is the global panel grade that is used for the resource statement and LoM resources.

At Mina Nova, the orebody and panel grades are also defined from surface drilling and underground sampling. However, here the majority of the development occurs within the orebody and there is therefore significantly more data available for the initial panel estimates. In addition, grade control channel sampling is carried out in the production stopes on a 4x5m grid. All data is used to define the orebody outline on sections using a 2.5g/t Au cut off and a minimum mining height of 2.5m. Block grades are calculated for 10x10x2.5m blocks after modeling of relative semi-variograms and ordinary kriging of all available data.

A panel is considered a Measured Mineral Resource if it the orebody is exposed in both upper and lower development drives and these drives have been sampled. In addition the Measured panel will have underground drill intersections and is likely to have been intersected by surface diamond drilling. Indicated Mineral Resources are those for which access is only available on one level and the resource is extrapolated to the next level. Inferred resources are those beyond the extent of the indicated resource block, i.e. more than one level distant from the nearest channel sampling. However, Inferred blocks are intersected by surface drilling and may have underground drill intersections.

Historically, Mineral Resources have been quoted according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (the JORC Code, 1999) and as

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Crixas Mine Technical Report                                      SRK CONSULTING
                                                                     APRIL, 2003

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3CK005.02 - INDEPENDENT TECHNICAL REPORT ON
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of 31stDecember, 2002 the Resource Statement at a 3g/t COG (equates to a
US$350/oz gold price) was 4.5Mt at 8.2g/t Au. Kinross policy is to report Mineral Resources at a gold price of $325 and exclusive of those Mineral Resources which are contained in the Mineral Reserves. It was not possible to re-estimate the Mineral Resource for the purpose of the current report. As a result, it was decided to report a zero Mineral Resource figure for Crixas. SRK consider this approach to be conservative

The classification guidelines for the JORC code are essentially identical to those laid out by the Canadian Institute of Mining, Metallurgy and Petroleum
(CIM) in their publication "CIM Standards on Mineral Resources and Reserves - DEFINITIONS AND GUIDELINES". As a result, the classification categories currently in use at the Crixas Mine can be regarded as a valid classification under the CIM guidelines for Resources and Reserves.

Table I summarizes the Mineral Reserve statement for the Crixas operations. The current LoM prepared by MSG includes some 0.56Mt of inferred material at a grade of 8.14g/t Au, which is excluded from the table below.

TABLE I: RESERVE STATEMENT DECEMBER 31, 2002


SRK Audited Summary Mineral Reserve Statement - MSG Crixas
================================================================================
   CATEGORY        TONNES (KT)       GRADE (G/T.AU)      CONTAINED GOLD (K.OZ)
    Proven            2,784              7.66                     686
   Probable           1,052              8.04                     272
    TOTAL             3,836              7.76                     957

MINING OPERATIONS

Production is currently sourced from two underground mines, Mina III, and from Mina Nova which is located 1400m to the north of Mina III. The LoM Plan is based on a combined production rate of 735,000 tonnes per year. Average reserve grades are 9.7g/t Au for Mina III and 4.4g/t Au for Mina Nova. For 2003, Mina III will contribute 456,000 tonnes (63%) and Mina Nova 270,000 tonnes (37%).

Both mines are accessed by decline ramps, sized to accommodate 25 tonne haulage trucks. Ore and waste are hauled to surface by truck from both mines to a common stockpile area, to the north of the processing plant.

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Crixas Mine Technical Report                                      SRK CONSULTING
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At Mina III, the orebodies occur in two main ore zones: the Upper/Intermediate
Zone and the Lower Zone. The Upper/Intermediate ore is contained in layers of massive sulfide or is disseminated in schist rocks of variable composition, with host rocks generally being dolomite. The Lower Zone ore is contained in a graphitic schist rock, and the gold is present in quartz veins and in disseminated sulfides in graphitic schist. Reserves in the Upper Zone and Intermediate Zone have now been largely depleted, and represent only a small portion of the production in the LoM Plan.

The overall mining sequence has been from the top, downward. The main ramp has been advanced down to 550m level, while levels 350 to 450 represent the current mining horizon. (Figure I)

At Mina III the main mining method is mechanized cut and fill using uncemented hydraulic backfill to recover the moderately dipping Lower Zone (150to 200) quartz veins ranging in thickness from 1 meter or less, to several meters. Where the ore is thicker, pillars are left for support. 7m spans and 4m pillars are standard practice.

4m cuts are taken successively in an overhand sequence. The mining cycle includes drilling, blasting, ventilation, dust suppression, scaling, mucking, rock bolting, and filling. Drilling is done using an electric/hydraulic two-boom jumbo and blasting utilizes 80% anfo. The blasted ore is loaded into 25 tonne trucks by LHD or front end loader. Ground support consists of grouted rebar bolts and the ground conditions were observed to be very good. The hydraulic backfill consists of classified tailings from the processing plant.

The overall ventilation at Mina III totals 350 cubic meters per second (cms). Main fans are located on surface and underground. Mine dewatering requirements average 80 m3 per hour, increasing to 170 m3 per hour during backfilling. The main underground sump delivers dirty water to one of the thickeners in the mill, where it is clarified and recycled to the mine. A small maintenance shop is located underground on 200m level for minor repair work. Major equipment repairs are completed in the surface shop that serves both mines.

Productivity in the mechanized cut and fill stopes averages 30 to 40 tonnes per man shift.

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Crixas Mine Technical Report                                      SRK CONSULTING
                                                                     APRIL, 2003

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FIGURE I: MINA III SCHEMATIC SECTION









                                   [PICTURE]









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Crixas Mine Technical Report                                      SRK CONSULTING
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Mina Nova is represented by a gently-dipping, tabular shaped orebody, with approximate dimensions of 130 x 1200m with the lateral sizes varying from 100 to 200m, situated at an average depth of 100m, with an average dip of 10o SW. Detailed drilling done from underground has outlined 9 smaller deposits at different depths below deposit 1 (main body).

These deposits occur as a series of elongate, tabular bodies of varying sizes flat lying in the east and dipping by up to 6(degree)-10(degree) in the west with a plunge to the west-north-west. The mineralization is in the form of massive and disseminated sulphides, predominantly pyrrhotite, in a graphitic schist with abundant quartz mineralization occurring at the base of the sequence.

Currently, production is sourced from deposit 1 by mechanized room and pillar (no backfill). Other deposits being developed are 3, 5, and 6. The vertical thickness of deposit 1 ranges from 5 to 20m. Deposit 1 hosts approximately 60% of the Mina Nova reserves.

The dimensioning of the room spans and pillar widths varies depending on the thickness of the deposit. Thicker areas are taken out by an initial cut followed by two benches to achieve the full height. Ground support installed in the back consists of 2.4m grouted rebar. In cases where the back will be opened up to 13m wide, 5.4m grouted cable bolts are installed prior to slashing out to the full width. Where back heights are expected to exceed the reach of the equipment, steel mesh is installed on the back.

Total mine ventilation flow is 120 cms, with fresh air entering the mine through the main ramp. Productivity in the mechanized room and pillar stopes averages 30 tonnes per man shift.

PROCESSING

The mineral processing plant at Crixas has historically achieved a gold recovery very close to 95%. The process is described in point form as follows:

Crushing:

     o The ore is hauled from the mines in Volvo A-25 trucks and is stockpiled close to the feed hopper of the plant according to grade.
     o The practice is to blend the ores as they are fed by front end loader into the circuit.
     o A vibrating feeder located at the bottom of a hopper feeds the primary crusher.
     o    The primary crusher is a jaw crusher operated in open circuit.

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Crixas Mine Technical Report                                      SRK CONSULTING
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     o    Ore is discharged onto a primary vibrating screen for a first classification.
     o Secondary crushing is done in a hydrocone unit, operating in open circuit.
     o Its product goes to a secondary screen that operates in closed circuit with the tertiary crushing unit.
     o    Crushed ore at minus 10mm is stored in an 1800 tonne silo.

Grinding and Gravity Concentration:

     o The grinding is single staged, wet, in closed circuit with hydrocyclones.
     o    Quick lime is added to the ball mill feed for pH correction.
     o An Allis-Chalmers 3.65m diameter by 5.2m length steel lined ball mill is used, with a 1343 kW motor. The circulating load is approximately 400%.
     o 15% of the circulating load is directed to a knelson centrifugal concentrator. The concentrate is fed to three shaking tables. The concentrate from the tables goes to the fusion step.
     o The hydrocyclones produce two products: the overflow with 25% solids and the underflow with 78% solids.
     o The overflow (final product of grinding stage) feeds the thickener, and the underflow returns to the mill, being the circulation load.
     o The final product of the grinding is approximately 65% passing 200 mesh (74(mu)m).
     o The underflow from the thickener at 60% solids is pumped to the leaching stage.

Leaching:

     o    The leaching area consists of 16 tanks with 202 m3 capacity each.
     o    The leaching is done in two stages: pre-lime and cyanidation.
     o Pre-lime takes place in tanks 1, 2 and 3. The contact time at the pre-lime is approximately 6 hours.
     o The actual cyanidation occurs in tanks 4 to 16. The pulp is constantly agitated with the reagents in tanks 4 to 16. The free cyanide and the pH gradually decrease along the tanks, being controlled at tank 15 at 200ppm of free cyanide and a pH of 10.
     o    The cyanidation contact time is approximately 26 hours.

Filtration:

     o The filtration circuit consists of two stages: primary and secondary filtration.
     o There are seven rotary vacuum filters, 4.3m diameter by 5.5m length, and three vacuum pumps in the circuit.

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Crixas Mine Technical Report                                      SRK CONSULTING
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     o    After primary filtration the cake, containing approximately 16%
          moisture, is fed to a primary repulping vessel, while the filtrate (rich solution) is pumped to a receptor tank.
     o    The pulp is pumped from the repulping vessel to the secondary filters.
     o The process is repeated with two products being obtained: rich solution (filtrate), that is pumped to a second receptor tank, and the final solid tailings, repulped, and pumped to the tailings pond.

Clarification and Precipitation:

     o The Merril Crowe process is used consisting of clarification, air depletion from solution, gold precipitation with zinc powder, and subsequent precipitate separation using press filters.
     o The precipitation area has 4 press filters, one operating at a time. The precipitate has an average gold grade of approximately 20%, and it is sent to the smelting building.

Smelting:

     o The fusion process consists of receiving and fusing the precipitate and gold concentrate originating from the press filters and shaking tables respectively.
     o Every fusion produces a bullion weighing approximately 20 kg. The slag generated in the fusion is fused again to recover gold and then it returns to the crushing plant with a gold grade about 200ppm.
     o The fusion for bar production is done in an electrical induction furnace, where the bullions are fused and transformed into bars weighing approximately 10kg each.
     o Gold bars are sent to Mineracao Morro Velho in Nova Lima-Minas, Gerais State, for refining.

ENVIRONMENTAL

The Crixas Mine is exposed to limited environmental liabilities related to the following infrastructure and practices:

     o    Tailings storage area
     o    Waste rock storage on surface
     o    Industrial plant site
     o    Site water management
     o    Mining lease MM2286/35 (area of historical mining by Garimpeiros)

Potential liabilities related to the tailings dam include dam instability, contamination of surface and/or ground water, and airborne dust. These aspects of the tailings facility are

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Crixas Mine Technical Report                                      SRK CONSULTING
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being effectively managed through engineered design, monitoring and control.
There have been no problems with water quality, and the nature of the tailings material will ensure that the pond does not become acidic.

On surface, in the area northwest of the industrial plant, a large waste stockpile has been built up from mine development waste. In addition, there is a 20,000 tonne, low-grade material stockpile grading approximately 2g/t Au. There is an abundance of dolomitic rocks present in these piles, and due to the content of carbonaceous materials, these piles have not been a concern in terms of acidic drainage.

The industrial plant site is well organized and exhibits excellent cleanliness. There is no visual evidence of damaging spills or leaks. In this area, 4 piezometers are used to draw groundwater samples for quality analysis. It was reported that there have been no water quality issues. The crushing plant has an effective dust collection system and many of the on site roads are sealed. This has prevented dust problems.

The Crixas Mine is required to discharge some water, but only during the high flows of the rainy season. Prior to release, water is treated to reduce arsenic and cyanide to safe levels. The river "Rio Vermelho" flows through the mine site area towards the city of Crixas. Water quality in the river is sampled upstream and downstream of the mine site. SRK was advised that there are no water quality issues.

Within mining lease MM2286/35, there is an area where local miners, or Garimpeiros, are conducting small scale mining operations. This mining is illegal under Brazilian law, and has been ongoing for many years. Mercury has been used to recover gold, and there is mercury contamination in this area. These conditions existed when MSG purchased the mining rights. MSG has prepared a thorough report documenting the existing conditions in the area of the Garimpeiros. Current agreements state that MSG is not responsible for the rehabilitation of the existing contamination.

MSG has prepared a closure plan and cost estimate for Crixas Mine.

ECONOMIC ANALYSIS

SRK has reviewed the internal LoM technical and economic model prepared by MSG for the Crixas Mine. The model details the operations on an annual basis over the projected mine life.

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Crixas Mine Technical Report                                      SRK CONSULTING
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The MSG LoM production plan and financial forecast are based on a production rate of 735,000 t/a, and covers the period 2003 through 2008, indicating a remaining mine life of 6 years starting January 1, 2003.

The MSG Plan is based on proven and probable reserves at Mina III and Mina Nova, plus some additional "mineable resources" that represent inferred resources with mining parameters applied.

For the purposes of this report, SRK has revised the MSG Plan by removing the mineable resources and effectively eliminated the last year of production, 2008. The resulting LoM Plan, as modified by SRK, is discussed below and is referred to as the SRK Plan.

The SRK LoM Plan is based on:

     o Tonnes and grades of the December 31, 2002 proven and probable reserves of Mina III and Mina Nova.
     o    A five-year mine life from 2003 through 2007.
     o A gold price of US$300 per ounce is used, matching the basis of the reserves.
     o    Total production costs provided by MSG and reviewed by SRK.
     o A schedule of sustaining capital provided by MSG totalling US$19.93 million.
     o    A mine closure cost estimate of US$3.95 million.
     o    Provisions for amortization and depreciation are included.
     o    Profit based taxes are excluded.

The economics of the Crixas Mine are very robust at a gold price of US$300 per ounce. The economic results of the SRK LoM Plan indicate strong economic viability, with substantial operating profit throughout the mine life.

CONCLUSIONS

SRK makes the following conclusions:

     o The Reserve Statement produced by MSG for the Crixas operation is appropriate given the resource base from which it is derived.
     o Geological modelling and resource estimation methodologies are appropriate given the current understanding of the geology and grade distribution of the individual orebodies.
     o The classification of the Mineral Resource and Mineral Reserve is, in SRK's opinion, conservative given the current level of geological understanding and the reconciliation from historic production data.

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     o    The Crixas Mine appears well managed and has modern, well maintained facilities exhibiting outstanding housekeeping.
     o Both underground mines are characterized by good ground conditions, stable excavations, and appropriate ground support.
     o    Operating licenses and permits are in good order.
     o Potential environmental liabilities are being effectively monitored and managed.
     o The overall economics of the operation are robust. The weakening of the Brazilian Real against the U.S. Dollar is contributing to the financial results being achieved.
     o    The mine site has an excellent safety record.
     o MSG strives for good community relations and is acting in a socially responsible manner as exhibited in its social programs.











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                       INDEPENDENT TECHNICAL REPORT ON THE
                               CRIXAS MINE, BRAZIL


                                TABLE OF CONTENTS


EXECUTIVE SUMMARY .............................................................I
1.0   INTRODUCTION AND TERMS OF REFERENCE .....................................1
1.1   TERMS OF REFERENCE ......................................................1
1.2   SCOPE OF WORK ...........................................................1
1.3   BASIS OF THE TECHNICAL REPORT ...........................................1
1.4   EXCHANGE RATES ..........................................................2
1.5   QUALIFICATIONS AND FIELD INVOLVEMENT OF CONSULTANT ......................2
2.0   DISCLAIMERS .............................................................3
2.1   LIMITATIONS AND RELIANCE ON INFORMATION .................................3
2.2   DISCLAIMERS AND CAUTIONARY STATEMENTS FOR US INVESTORS ..................4
3.0   PROPERTY DESCRIPTION AND LOCATION .......................................5
3.1   DESCRIPTION AND LOCATION ................................................5
3.2   MINING CLAIMS AND INFRASTRUCTURE ........................................7
3.3   POTENTIAL ENVIRONMENTAL LIABILITIES ....................................11
4.0   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
      AND PHYSIOGRAPHY .......................................................13
5.0   HISTORY ................................................................14
5.1   PRIOR OWNERSHIP AND PROPERTY DEVELOPMENT ...............................14
5.2   CRIXAS MINE PRODUCTION HISTORY .........................................15
6.0   GEOLOGICAL SETTING .....................................................16
6.1   REGIONAL GEOLOGICAL SETTING ............................................16
6.2   LOCAL GEOLOGY ..........................................................19
6.3   GOLD MINERALIZATION AND OREBODY GEOLOGY ................................19
6.4   SUMMARY ................................................................25
7.0   EXPLORATION ............................................................26

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7.1    UNDERGROUND EXPLORATION ...............................................26
7.2    SURFACE MINE CLAIM EXPLORATION ........................................26
8.0    SAMPLING METHOD AND APPROACH ..........................................27
8.1    SURFACE DRILLING ......................................................28
8.2    UNDERGROUND DRILLING ..................................................28
8.3    UNDERGROUND CHIP SAMPLING .............................................29
8.4    COMMENTS ON SAMPLING ..................................................30
9.0    SAMPLE PREPARATION AND ANALYSIS .......................................31
10.0   QUALITY CONTROL PROCEDURES ............................................34
11.0   MINERAL RESOURCE ESTIMATION ...........................................35
11.1   MINA III ..............................................................36
11.2   MINA NOVA .............................................................36
11.3   CLASSIFICATION ........................................................37
11.4   APPLICATION OF MINING FACTORS .........................................37
12.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES ........................38
13.0   MINERAL PROCESSING ....................................................39
13.1   CRUSHING ..............................................................41
13.2   GRINDING AND GRAVITY CONCENTRATION ....................................42
13.3   THICKENING ............................................................43
13.4   LEACHING ..............................................................43
13.5   FILTRATION ............................................................44
13.6   CLARIFICATION AND PRECIPITATION .......................................45
13.7   SMELTING ..............................................................45
13.8   ANALYTICAL LABORATORY .................................................45
13.9   PHYSICOCHEMICAL LABORATORY ............................................46
13.10  CHEMICAL LABORATORY ...................................................46
14.0   PRODUCTION PROPERTY INFORMATION .......................................47
14.1   MINING OPERATIONS .....................................................47
14.2   MINA III ..............................................................48
14.3   MINA NOVA .............................................................51
14.4   MARKETS AND CONTRACTS .................................................53

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14.5   RECLAMATION AND MINE CLOSURE ..........................................54
14.6   TAXES .................................................................54
14.7   ECONOMIC ANALYSIS .....................................................55
15.0   CONCLUSIONS ...........................................................57
16.0   REFERENCES ............................................................59


                                LIST OF FIGURES

FIGURE I: MINA III SCHEMATIC SECTION .........................................VI
FIGURE 3.1: LOCATION OF THE CRIXAS MINE .......................................6
FIGURE 3.2: MSG CLAIMS MAP ................................................... 8
FIGURE 3.3: CRIXAS MINE SITE PLAN. ...........................................10
FIGURE 6.1: REGIONAL GEOLOGY OF THE CRIXAS AREA, GOIAS STATE, BRAZIL .........18
FIGURE 6.2: MINA III OREBODY ZONES ...........................................20
FIGURE 6.3: MINA III PLAN VIEW OF THE UPPER ZONE OREBODY SHOWING PLUNGE
             DIRECTIONS ......................................................22
FIGURE 6.4: MINA NOVA OREBODIES ..............................................24
FIGURE 9.1: SUMMARY FLOW DIAGRAM - SAMPLE PREPARATION ........................33
FIGURE 13.1: SCHEMATIC PROCESS FLOWSHEET .....................................40
FIGURE 14.1: MINA III SCHEMATIC SECTION ......................................49


                                 LIST OF TABLES


TABLE I: MINERAL RESOURCE AND RESERVE STATEMENT DECEMBER 31, 2002 ............IV
TABLE 5.1: CRIXAS MINE PRODUCTION HISTORY ....................................16
TABLE 12.1: MINERAL RESOURCES AND RESERVES - DECEMBER 31, 2002 ...............39
TABLE 14.1: ADJUSTMENT TO LOM PLAN ...........................................56


                                   APPENDICES

Appendix 1: Licenses and Permits
Appendix 2: Certificates and Letters of Consent

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                       INDEPENDENT TECHNICAL REPORT ON THE
                              CRIXAS MINE, BRAZIL

1.0     INTRODUCTION AND TERMS OF REFERENCE

1.1     TERMS OF REFERENCE

        Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") was retained by Kinross Gold Corporation ("Kinross"), to complete an independent technical report on the underground gold mining operations of Mineracao Serra Grande ("MSG"), near the city of Crixas, in the Brazilian state of Goias. MSG operates two underground gold mines, in close proximity to each other, namely Mina III and Mina Nova. These are referred to herein as the "Crixas Mine".

        The report has been prepared in compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

1.2     SCOPE OF WORK

        The scope of work undertaken by SRK involved an assessment of the following aspects of the Crixas Mine:

        o  Geology
        o  Mineral Resources
        o  Conversion of Mineral Resources to Mineral Reserves
        o  Life-of-Mine (LoM) Plan
        o  Metallurgy and Processing Plant
        o  Tailings/Waste Disposal
        o  Environmental - Including Water Management and Mine Closure
        o  Infrastructure - Capital Expenditures
        o  Economic Analysis - Cash Flow Model

1.3     BASIS OF THE TECHNICAL REPORT

        In summary, this technical report has been based on:

        o Inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure at the Crixas Mine during March 2003

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        o  Full access to key mine and head office personnel for discussion and enquiry

        o A review of MSG's estimates and classification of Mineral Resources and Mineral Reserves, including the methodologies applied by MSG in determining such estimates and classifications, including check calculations where appropriate

        o A review and where appropriate, modification of MSG's LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

        Given the extensive operating history of the Crixas Mine, geological investigations, reconciliation studies, independent check assaying and independent audits, SRK has not found it necessary to independently sample and assay portions of the deposit.

1.4     EXCHANGE RATES

        For the purpose of this report the exchange rates are US$1.00 : R$2.92 for 2002 actual, and US$1.00 : R$3.81 for 2003 and thereafter.

        Further, all assumed costs (unless otherwise stated) including operating, capital and environmental costs, are quoted in December 31 2002 US dollar terms.

1.5     QUALIFICATIONS AND FIELD INVOLVEMENT OF CONSULTANT

        The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

        This technical report has been prepared based on a technical and economic review by a team of two consultants sourced from the SRK Group's North American, and United Kingdom offices. These consultants are specialists in the fields of geology, Mineral Resource and

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        Mineral Reserve estimation and classification, underground and open pit mining, infrastructure, and mineral economics.

        Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Kinross or in the assets of Kinross. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

        The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

        o  John Arthur, Ph.D., C.Geol., C.Eng;
        o  Ken Reipas, B.Sc, P.Eng.

        Acting as Qualified Persons under National Instrument 43-101, both Mr. John Arthur, Senior Resource Geologist, and Mr. Ken Reipas, Principal Mining Engineer, conducted personal inspections of the Crixas Mine during March 24 and March 25, 2003.

2.0     DISCLAIMERS

2.1     LIMITATIONS AND RELIANCE ON INFORMATION

        SRK's opinion contained herein and effective March 31 2003, is based on information provided to SRK by MSG throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

        The achievability of LoM Plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable.

        This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

        SRK is not an insider, associate or affiliate of Kinross, and neither SRK nor any affiliate has acted as advisor to Kinross or its affiliates in connection with the Crixas Mine. The results

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        of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

        SRK reviewed a limited amount of pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership.

2.2     DISCLAIMERS AND CAUTIONARY STATEMENTS FOR US INVESTORS

        In considering the following statements SRK notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

        The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

        Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, future product prices and the exchange rate between the Brazilian Real ("R$") and the United States Dollar ("US$"). The Mineral Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Asset or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the Mineral Resources may become economical to recover, and would result in higher estimated Mineral Reserves.

        The LoM Plan and the technical economic projection include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission (OSC). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

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        SRK has been informed by Kinross that there is no current litigation that may be material to the Crixas Mine, and that Kinross is not aware of any pending litigation that may be material to the mining asset.

3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     DESCRIPTION AND LOCATION

        The Mineracao Serra Grande mines are situated 3 km south of the city of Crixas in the Goias State of Central Brazil (Figure 3.1) at Latitude 14(degree)59'S and Longitude 50(degree)59'W. This location is 260 km northwest of Brasilia, the country's capital.

        The Crixas Mine constitutes two currently operating underground gold mines accessed by decline, Mina III and Mina Nova; three orebodies that have been accessed by underground development, Corpo SUL, Corpo IV, and Corpo V; and two orebodies under evaluation, Forquilha and Palmeiras. The maximum production capacity of the mining complex is 740,000 ore tonnes treated per year, constrained by the single ball mill in the grinding circuit.

        The Crixas Mine is 50% owned by Kinross. AngloGold holds the other 50% interest and is the mine operator. MSG does not pay any third party royalties on production or sales.

        There are no adjacent or nearby properties that have any bearing on the potential of the Crixas Mine property.



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FIGURE 3.1: LOCATION OF THE CRIXAS MINE










                                   [PICTURE]








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3.2     MINING CLAIMS AND INFRASTRUCTURE

        In Brazil, mining licenses are issued by Departamento Nacional da Producao Mineral (DNPM). A Brazilian mining license is called a "Decreto de Lavra". Once certain obligations have been satisfied, DNPM issues such a mining license that is renewable annually, and has no set expiry date. Each year MSG is required to provide information to DNPM concerning mineral production and related matters.

        MSG holds two mining licenses that cover the area (1,946.89 hectares) of the two producing mines and the other five orebodies described above. (Figure 3.2) These are: DNPM No. 860.352/79 DNPM No. 860.824/79

        SRK has reviewed these licenses and obtained copies from MSG.

        One of the initial conditions that was satisfied by MSG in obtaining a mining license was that an Environmental Impact Assessment (EIA) was successfully filed with the State of Goias environmental agency called Agencia Ambiental de Goias. During the time that the mining license is effective, the EIA must be renewed every two years.

        SRK has reviewed this license and obtained a copy from MSG. It grants the right to operate the mine and the processing plant. The license reference numbers are: Processo No. 5702.01034/1986-1 Licenca Dus No. 376/2002

        MSG also holds 15 exploration permits know as "Alvara de Pesquisa" for the claims shown in yellow in Figure 3.2 These cover a combined area of 10,522.24 hectares. Generally, these permits are valid for 3 years, extendable for an additional 2 years.

        Finally regarding claims, the large green colored claim in Figure 3.2 is number MM2286/35 with an area of 4,534.79 hectares. When purchased by MSG, this claim had an existing "Decreto de Lavra" (mining license). MSG has not obtained any production from this claim, but local miners referred to as "Garimpeiros " are conducting some small scale mining in the area, as they have historically done.

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FIGURE 3.2: MSG CLAIMS MAP










                                   [PICTURE]











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        While SRK have not conducted a full legal due diligence on the claims discussed above, SRK are confident that the mineral rights of the Crixas Mine are secure.

        The mine's surface infrastructure and mineralization are shown in Figure
        3.3 relative to the boundaries of the surface property rights and the mining licence (mineral rights). Major infrastructure consists of underground workings at Mina III and Mina Nova, a backfill plant, a mineral processing plant recovering gold, ore and waste stockpiles, a tailings dam, and tailings storage area.

        Figure 3.3 shows that the Corpo V orebody extends beyond the boundary of MSG's surface property rights. A royalty would have to be negotiated with the land owner to proceed with the mining of this entire orebody. Corpo V contains approximately 158,000 tonnes classified as inferred. The mining of Corpo V has no impact on the LoM Plan analysis undertaken herein by SRK, which is based solely on Proven and Probable Reserves.

        The Palmeiras orebody shown in Figure 3.3 is also located outside of MSG's surface rights, and extends beyond the boundary of MSG's mineral rights. This deposit is near surface, and the ideal portal location is in the area of mineral rights held by Metago, the State government of Goias. The Palmeiras deposit is not part of the LoM Plan, and represents an opportunity for the future if negotiations between MSG and Metago are successful.





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FIGURE 3.3: CRIXAS MINE SITE PLAN









                                   [PICTURE]








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3.3     POTENTIAL ENVIRONMENTAL LIABILITIES

        The Crixas Mine is exposed to limited environmental liabilities related to the following infrastructure and practices:

          o   Tailings storage area
          o   Waste rock storage on surface
          o   Industrial plant site
          o   Site water management
          o   Mining lease MM2286/35 (area of historical mining by Garimpeiros)

        The potential liabilities and control measures for each item are discussed below.

        Tailings Dam:
        Potential liabilities related to the tailings dam include dam instability, contamination of surface and/or ground water, and airborne dust.

        The tailings dam, started in 1991, is being constructed according to an engineered design and has remained stable since the early 1990's. Piezometers have been installed for monitoring pore water pressure. Survey monitoring points have been established to track any settling or movement. The tailings facility is audited 4 times per year by "AGMARN", a state operated agency. The mine operating partner, AngloGold, has the dam inspected once per year by one of its "in-house" experts from South Africa.

        Any water leaking through the main dam is collected in a seepage collection facility at the toe of the main dam, and returned to the tailings pond. Three piezometers at the tailings facility are used also for sampling ground water quality, one upstream and two downstream. Crixas Mine staff advised SRK that there have been no problems with water quality, and that the nature of the tailings material will ensure that the pond does not become acidic. Water quality analyses are performed on site, with checks using independent laboratories. A water reclaim system recycles water to the process plant and no water is discharged from the tailings facility. A water diversion ditch exists on the original ground above the tailings pond to divert excess clean surface water away from the containment area.

        To control dust during the dry season, the surface of the dam has been covered with a layer of waste rock, covering the sand material used in dam construction. Airborne dust sampling is conducted in the area of the tailings pond.

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        SRK holds the opinion that the tailings facility is being well managed.

        Waste Rock Storage:
        On surface, in the area northwest of the industrial plant, a large waste stockpile has been built up from mine development waste. In addition, there is a 20,000 tonne, low-grade material stockpile grading approximately 2g/t Au. There is an abundance of dolomitic rocks present in these piles, and due to the content of carbonaceous materials, these piles have not been a concern in terms of acidic drainage.

        Industrial Plant Site:
        The industrial plant site is well organized and exhibits excellent cleanliness. It is designed for the climate, spread out enough for easy maintenance of components and space for potential expansion. Vegetation is being cultivated within the industrial area, between the individual structures. There is no visual evidence of damaging spills or leaks. In this area, 4 piezometers are used to draw groundwater samples for quality analysis. It was reported that there have been no water quality issues.

        The crushing plant has an effective dust collection system and many of the on site roads are sealed. This has prevented dust problems.

        Site Water Management:
        The Crixas Mine is required to discharge some water, but only during the high flows of the rainy season. Prior to release, water is treated in a plant capable of 120 cubic meters per hour, to reduce arsenic and cyanide to safe levels below the regulated limit of 0.2 ppm for both contaminants.

        As shown in Figure 3.3, the river "Rio Vermelho" flows through the mine site area towards the city of Crixas. Water quality in the river is sampled upstream and downstream of the mine site. SRK was advised that there are no water quality issues.

        Mining Lease MM2286/35:
        In a portion of this mining lease, there is an area where currently, approximately 100 local miners, or Garimpeiros, are conducting small scale mining operations. This mining is illegal under Brazilian law, and has been ongoing for many years. Mercury has been used to recover gold, and there is mercury contamination in this area.

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        These conditions existed when MSG purchased the mining rights. MSG has prepared a thorough report documenting the existing conditions in the area of the Garimpeiros. Current agreements state that MSG is not responsible for the rehabilitation of the existing contamination. The cost of rehabilitation has not been studied.

4.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        Access to the mine area is by paved road, which links the city of Crixas and the Belem-Brasilia highway 120 km to the southeast. There is an airstrip suitable for small aircraft outside the city of Crixas.

        The elevation of the mine office is 385m.a.s.l., while the Mina III mine portal is at 384m.a.s.l .

        In the area of the Crixas Mine, the topography is slightly undulated with vegetation close to savannah type ("cerrado") with medium to small trees.

        The climate is characterized by two well defined seasons; the rainy season with heavy precipitation and the dry season with low humidity values. The rainy season is from October to March, with the remaining months hot and dry. Annual rainfall is approximately 1,500 mm. Operations run year round, with minimal disruptions due to weather.

        Most of the labour force resides in company houses located in Crixas, 3 km from the mine site. The mine employs a total of some 676 workers made up of 526 direct employees of MSG and 150 contractors. Generally, the contracted services include employee transportation (by road), housekeeping and meals, backfill haulage, exploration and site security.

        The direct employees of MSG are distributed in the following departments:

        Geology                       32
        Mining                       261
        Plant                         68
        Maintenance                  103
        Administration/Finances       62
        --------------------------------
        Total                        526

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        Domestic water for the mine is supplied from wells. These wells also supply the small amount of process make up water that is required. Due to the high amount of annual rainfall, water recycling practices, and system of water holding tanks on surface and underground, very little make up water is needed for the process plant or the underground mines.

        Electrical power is supplied to the site by a 135 km power line connected to the national grid.

        The mine has established surface areas for tailings disposal, waste disposal and for mineral processing. These are all sufficient to meet the future needs as defined by the LoM Plan. In the case of the tailings storage, the impoundment dam will be raised an additional 5 vertical meters.

5.0     HISTORY

5.1     PRIOR OWNERSHIP AND PROPERTY DEVELOPMENT

        The Crixas Mine was first exploited by garimpeiros as open-pit workings, and it was in 1973 that geological investigation of the area commenced. Inco first began geological, geochemical and geophysical reconnaissance work in the Crixas region in that year. Detailed geological mapping and ground magnetic surveys were completed, and diamond drilling was conducted from 1973 to 1976. In 1976, Inco discovered gold mineralization below a group of excavations known as the Mina III Old Workings, and began concentrating its efforts in that area.

        Subsequently, Inco decided to seek a partner to help fund further exploration and development, and in April 1983, Kennecott Corporation signed an option agreement to gain a 50% interest in the project. This agreement required the submission to the corporation of a feasibility study and the commitment to spend US$21 million. In 1986, Kennecott Corporation sold its participation in the project to an affiliate of Anglo American, which continued underground development and exploration and completed a viable feasibility study in 1987.

        By August 1985, drilling had identified underground deposits of gold, and ramp access was developed to enable bulk sampling of the deposits in Mine III of the project. On October 16, 1987, the decision was taken to proceed with the development of a mine and associated

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        processing facilities having an annual throughput of 400,000 tonnes at a total capital cost of US$73 million. Mining started in 1987 with ore being stockpiled on surface. Development was largely completed by the end of 1989, enabling successful testing of the metallurgical circuit to take place through the fourth quarter of 1989. Initial gold bullion associated with this testing was poured on November 14, 1989. Initial gold sales from the project occurred in January 1990.

        TVX Gold acquired its interest in the property on January 7, 1991 through a merger with Inco.

        At Mina Nova, a satellite orebody located about 2 km from the existing mine, geological exploration work was begun in 1984. In 1993, the opening of an access ramp was initiated, and in June 1994, the mineralized zone was reached.

        In 1995, the annual site throughput was increased from 450,000 to 485,000 tonnes. The maximum annual throughput has subsequently been increased to 740,000 tonnes by feeding finer material to the ball mill.

        TVX Gold was acquired by Kinross Gold Corp in early 2003, giving Kinross 50% ownership of the property.

5.2     CRIXAS MINE PRODUCTION HISTORY

        Table 5.1 shows the ore tonnes (thousands) and grades treated each year since 1990, the overall metallurgical recovery (including the refinery), and the annual gold production in kilograms.



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TABLE 5.1: CRIXAS MINE PRODUCTION HISTORY

-----------------------------------------------------------
                       CRIXAS MINE
                    PRODUCTION HISTORY

          TONNES       FEED      METALLURGICAL      GOLD
YEAR      TREATED     GRADE        RECOVERY       PRODUCED

            KT        AU G/T           %             KG
-----------------------------------------------------------

1990       327.7       9.63          95.2%          3,005
1991       372.9       9.58          95.4%          3,409
1992       426.6       9.04          95.2%          3,673
1993       453.7       8.99          95.7%          3,901
1994       453.1       9.08          95.5%          3,928
1995       508.3       8.11          95.4%          3,935
1996       537.8       7.56          95.2%          3,874
1997       558.6       7.51          95.0%          3,984
1998       602.0       7.83          95.1%          4,486
1999       620.0       8.19          95.2%          4,835
2000       735.7       8.58          95.0%          5,998
2001       740.3       8.52          94.8%          5,982
2002       742.9       8.23          95.3%          5,826
-----------------------------------------------------------

6.0     GEOLOGICAL SETTING

        The Mineracao Serra Grande (MSG) operations are all located within 5km of the city of Crixas, Goias State, central Brazil. The mine is host to a number of orebodies although only two, the Mina III and Mina Nova are currently exploited. The gold deposits are hosted by a sequence of schists, volcanics and carbonates, which occur in a typical greenstone belt structural setting. Gold is associated with massive sulphides and also with vein quartz material. The oreshoots plunge to the northwest at between 6(degree) and 35(degree). The current understanding of the regional geology indicates that the stratigraphy in the area of the mine has been overturned and thrust to the east.

6.1     REGIONAL GEOLOGICAL SETTING

        The deposits occur within the Rio Vermelho and Ribeirao das Antes formations of the Upper Archaean Pilar de Goia's Group (~2.7 Ga). Together, these formations account for a

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        large proportion of the Crixas Greenstone Belt (Figure 6.1). The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano-sedimentary units forming the upper successions.

        Archaean tonalitic gneiss and granodiorite units surround the Greenstone belt lithologies. The sedimentary units have been metamorphosed to a series of schists with characteristics defined by the mineralogy of the original rockmass. The schists are variously quartz, chloritic, sericitic, graphitic and garnetiferous. The carbonates have been metamorphosed to ferroan dolomite marble with associated development of siderite and ankerite veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures. The ultrabasics form the western edge of the belt while the basic volcanics and sediments form the core. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. These graphitic schists are known as "Allocthon Mina Dos Ingleses" (AMDI) and are currently host to Garimperos workings to the northwest of the city of Crixas. The general stratigraphy of this group is similar to that seen in the main greenstone belt to the south but with a higher degree of base metal mineralization with abundant sphalerite and galena.



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FIGURE 6.1: REGIONAL GEOLOGY OF THE CRIXAS AREA, GOIAS STATE, BRAZIL









                                   [PICTURE]









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6.2     LOCAL GEOLOGY

        The main structures observed in the area are a sequence of sinistral shear faults in the central west portion of the belt, striking to the northwest. A dextral fault system, striking to the north, occurs in the region of Crixas city and intersects the sinistral belt in the area of the MSG workings. A series of shallow thrust faults occur in the eastern central part of the belt with thrusting initiated from the west towards the southeast. The intersection of the two fault systems would have set up an extensional stress regime in a northwesterly direction, which is coincident with the plunge direction of the main orebodies at MSG. It is thought likely that these structures are having a controlling influence on the mineralization seen at MSG. The tectonic processes created a series of tight folds with axes striking and plunging to the northwest. Mineralization appears to be concentrated in the limbs of these folds and the fold axes are strongly sheared. The mineralization is, essentially, stratabound within the chemical and argillaceous sedimentary units with only minor mineralization in the volcanics and dolomite units with the latter commonly forming the hangingwall to the orebodies.

        There are currently seven individual orebodies recognized at Crixas (Figure 3.3) with the largest, Mina III containing some 70% of the LOM Gold resources, Corpo IV and V combined account for 12% of the LOM resources and Mina Nova contains the remaining 18% of the LOM resources. The Corpo Sul orebody is included with Mina III. The Forquilha and Palmeiras orebodies are classified as inferred and are not included in the current LOM.

6.3     GOLD MINERALIZATION AND OREBODY GEOLOGY

6.3.1   Mina III

        The orebodies at Mina III can be subdivided into four distinct zones, each of which consists of a number of discrete oreshoots and which can be characterized by a distinctive mineralization style and host rock assemblage. These units are the Upper (Superior), Intermediate, Lower (Inferior) and Corpo IV (Figure 6.2).

        The orebodies plunge to the west-northwest at 15-25(degree) and, in the upper levels, are separated by 150m vertically. With increasing depth, the plunge of the Upper zone steepens and at the 500 level, the orebodies are separated by only 25m vertically.

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FIGURE 6.2: MINA III OREBODY ZONES









                                   [PICTURE]










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        The Upper Zone is characterized by massive and disseminated sulphide mineralization consisting of arsenopyrite and pyrrhotite associated with magnetite biotite schists, sericite and sericite/chlorite schists, chlorite/garnet schists and dolomites. The latter tend to form the hangingwall but occasionally contain minor disseminated style mineralization. The schists are basic volcanics and greywacke, which have undergone intense sericitization and carbonatization. Individual oreshoots are discontinuous and elongated in the down plunge direction (Figure 6.3)

        The intermediate Zone is analogous with the Upper zone in terms of mineralogy, however, the mineralization is hosted by dolomitc sequences and continuity of individual orebodies is poor.

        The lower Zone can be sub-divided into disseminated sulphide mineralization and high-grade quartz mineralization with only minor sulphides. The host rocks for the lower Zone are a sequence of graphitic, carbonate, sericite schists. The Sulphide orebodies are characterized by fine to medium scale banding of graphitic schist and carbonate (siderite) veining. Zones of intense silicification are common with associated thrusting, shearing and hydrothermal brecciation.

        The sulphide mineralization of the Lower Zone contains a higher proportion of pyrrhotite than the Upper Zone and also contains minor chalcopyrite. The Quartz Vein mineralization occurs on the northern and southern extremities of the sulphide orebodies and the proportion of these orebodies is increasing with depth. The quartz veins are generally higher grade than the sulphide orebodies and hosts coarse grained free gold.

        Structures observed underground testify to the ductile nature of the deformation with development of ductile thrusting, boudinage structures and development of garnetiferous schists. Graphitic zones within the host schist have appeared to act planes of dislocation and there may a degree of bedding plane faulting which cannot be clearly seen.

        Corpo Sul lies approximately 150m southeast of Mina III and is analogous with the Lower Zone of that orebody and is dominated by disseminated sulphide mineralization with only minor quartz veining. The host lithologies are graphitic schists at the contact with hangingwall dolomites

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FIGURE 6.3: MINA III PLAN VIEW OF THE UPPER ZONE OREBODY SHOWING PLUNGE
DIRECTIONS









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        Corpo IV is located in the hangingwall sequence of the Mina III orebody to the southwest. It is currently intersected in a development drive from the 250 level at Mina III. The geology is analogous with the Lower Zone at Mina III although it is stratigraphically higher. Mineralogy consists of disseminated sulphides, mainly pyrrhotite, hosted in a thin band of sericite schists within graphitic schist and acidic metavolcanics.

        Corpo V lies 200m to the south of Corpo IV at a similar level in the stratigraphy. It has been intersected by surface drilling and an exploration drive driven from the 250 level in Mina III. The orebody is between 1-5m thick and averages 2m. Due to the limited number of samples from this orebody it is currently classified as inferred.

6.3.2   Mina Nova

        The Mina Nova orebody lies some 2km north of Mina III and occurs as a series of elongate tabular bodies, horizontal in the east and dipping by 6-10(degree) in the west. The orebody is plunging to the west-northwest. A total of 23 individual oreshoots were originally defined at Mina Nova. However, only 10 of these are currently defined as resources (Figure 6.4).

        Mineralization occurs as disseminated sulphides, predominantly Pyrrhotite, hosted in graphitic schist. Abundant quartz mineralization occurs at the base of the mineralized sequences. The hangingwall is well defined marked by a sharp increase in the percentage of arsenopyrite present. The basal quartz mineralization carries fine grained free gold and during the mining process this unit is preferentially mined as dilution over the hangingwall although both hangingwall and footwall sequences carry grades of up to 2.5g/t Au. Minor quartz carbonate veining occurs with pyrrhotite and indicates areas of elevated grade.


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FIGURE 6.4: MINA NOVA OREBODIES









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6.3.3   Palmeiras

        The Palmeiras orebody is currently excluded from the LoM (Level 1). The orebody occurs to the south of the Mina III orebody and has been intersected by surface drilling only at this stage. Mineralization is contained within a sequence of garnet-chlorite-magnetite-sericite schists associated with pyrrhotite and minor arsenopyrite and quartz veinlets. The mineralization here appears to be similar to that seen in the Upper Zone at Mina III. The orebody is made up of a number of small, separate bodies striking and plunging to the northwest. The orebody occurs at the southern boundary of the MSG Mining License and extends into the area held by Metago. The current resource at Palmeiras is quoted at 0.9Mt at 8.79g/t Au. Tonnage was calculated using an assumed SG of 2.9t/m3 and by digitizing orebody outlines at a 1g/t Au cut off. The resource at Palmeiras is currently classified as inferred and there are no plans to carry out any additional evaluation drilling at the current time.

6.3.4   Forquilha

        The Forquilha orebody occurs northwest of the Mina III orebody and is located within the same structure as Orebodies IV and V. Evaluation drilling has been carried out on a 100x50m grid and a total of eleven holes have intercepted the orebody. The resource has been calculated from five section lines and currently totals 0.3Mt at a grade of 6.2g/t Au. The resource is currently classified as inferred and is not included in the current LoM.

6.4     SUMMARY

        The regional geological setting is well documented and the lithology in the area around and within the mine is well understood. However, the structural regime which led to the development of the greenstone belt and the specific controls on the location of the mineralization is less well understood. Assumptions are made that the mineralization is controlled by lithology and the mineralization event was initiated during a period of thrusting and overfolding. There is evidence from deeper drilling and production from the deeper levels, that the orebodies are thinning, steepening and the distance between the Upper and Lower Zones is diminishing with depth.

        The structure and form of the individual orebodies is relatively well understood. This is particularly true of the Mina III and Mina Nova orebodies, where the underground development has, generally, confirmed the original orebody models and has provided confidence in the results obtained from surface drilling.

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        The lack of geological understanding as to the nature and mode of formation of the orebodies has been highlighted by the relatively poor results from the exploration drilling based on the target identification from the geophysical surveys. A better understanding of the role of the structures in controlling the mineralization is required particularly to the west (down dip) of the current mining operations.

7.0     EXPLORATION

7.1     UNDERGROUND EXPLORATION

        At Mina III, underground drilling is carried out from development drives. Fan drilling is carried out using AW rods with a maximum hole length of approximately 150m. Drill sections are spaced at 15-20m and the purpose of this drilling is to increase confidence in the orebody continuity and provide information of the lateral extents of mineralization for mine planning purposes. The underground drilling is effectively providing grade control information for the Superior and Intermediate orebodies as these are not routinely sampled during production other than in the development drives at the upper and lower extents of the panels (see following section "Sampling Method and Approach").

        At Mina III only 10% of development is carried out in the orebody and therefore there is a strong reliance on the fan drilling to provide information on the continuity of the orebody. At Mina Nova, some 90% of development is carried out in the orebody and therefore there is a reduced reliance on underground drilling. The relatively flat lying nature of the orebodies means that underground drilling cannot be used for extensive underground exploration or evaluation of the orebody at depth without the need for significant exploration development, and it is currently cost effective to carry out the majority of evaluation drilling from surface.

        In SRK's opinion, the current level of underground sampling and drilling is appropriate for delineating the Measured and Indicated resources. The Inferred resources are generally defined from surface drilling results.

7.2     SURFACE MINE CLAIM EXPLORATION

        In Brazil the mineral licenses for exploration are valid for a three year period and can be extended for an additional two or three years. MSG has several licenses with the oldest one expiring on September, 2003. However, all of them can be extended for up to three years.

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        The mining licenses currently held by MSG have been extensively sampled from surface drilling. Exploration over the current mining operations is carried out on 25m spaced drill lines. However, drillhole spacing along these lines generally carried out at 100m intervals with some closer spaced drilling down to 25m spacing in areas. Surface drilling is carried out using NQ (60mm) and BQ (46mm) core barrels.

        SRK consider this level of drilling to be adequate for defining the orebody limits in terms of classifying the resource as inferred.

        In 2002 a SPECTREM geophysical survey was carried out over the MSG Lease area and a portion of the adjoining Metago property. This is an airborne EM (electromagnetic) survey, which is particularly useful in identifying areas of elevated electrical conductivity in the rockmass. Areas of massive sulphide mineralization are, therefore, particularly susceptible to this method. As a result of the survey some twenty targets were defined as potential mineralized zones and an exploration program based on intersecting a number of these targets was initiated.

        The current exploration budget for 2003 is US$2.2M for 22,000m of drilling. Of this, some 14,000m was originally planned for evaluation of the anomalies indicated by the SPECTREM survey. The remaining 8,000m is planned for testing the extensions of the current production orebodies. Of particular interest is the continuity of the Mina Nova orebody, which appears to be thinning to the northwest. In addition some of this drilling will be used to better delineate the Forquilha orebody.

        The drilling program for testing of the SPECTREM targets has commenced but results are inconclusive and no additional resources have been identified as a result of this exercise.

8.0     SAMPLING METHOD AND APPROACH

        The sampling methodology employed by MSG is dependent on the particular orebody being investigated and has a direct influence on the classification category applied to the orebody. There are three primary sources of information, namely:

         o    Surface diamond drilling

         o    Underground diamond drilling

         o    Underground chip sampling

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        The surface drilling is used, primarily, for exploration and delineation of the orebody at depth. Underground drilling is used for improving confidence in the location and form of the orebody and for definition of inferred and indicated resources. The chip sampling is used, along with the drilling results, for calculation of grade of the measured and indicated resources and for locating the hangingwall and footwall contacts for mining.

8.1     SURFACE DRILLING

        Surface drilling is carried out by conventional diamond core drilling using NQ and BQ barrels. Drill samples are taken at 1m intervals with a 20% variance in sample length to take account of significant geological contacts. The average recovery is quoted as 99%, but the core storage area was not observed by SRK during the site visit and this value cannot, therefore, be confirmed. However, given the competency of the rock and the general ground conditions observed underground there is unlikely to be significant core loss when drilling in the vicinity of the orebody.

        Drilling is carried out at 25-50m spaced intervals along drill lines spaced approximately 100m apart. Drilling is generally carried out with orientations to the east-southeast in order to provide the best intersection with the orebodies. Downhole surveys are carried out at 15m intervals using Sperry Sun and Tropari instruments. All core is sawn in half with one half provided for assay and the remaining half retained for data verification work.

8.2     UNDERGROUND DRILLING

        AX core is obtained from underground drilling and is used for sampling of indicated panels in order to bring them into the measured category. As for the surface drilling, the sampling is carried out at 1m intervals. The whole core sample is crushed for sampling owing to the small diameter of the AX core and therefore detailed geological logging is necessary prior to crushing.

        At the Upper Zone in Mina III, the drilling is carried out in a 360(degree) fan pattern in order to define the lateral extent of the sulphide orebodies. These bodies are pod like and discontinuous and drill sections are spaced at 15-20m intervals along development drives. The mineralization in the Lower Zone tends to be more continuous and drilling is carried out on drill lines 30m apart. Drilling is carried out from development drives parallel to the plunge direction.

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8.3     UNDERGROUND CHIP SAMPLING

        MSG state that the majority of their underground sampling is carried out by channel sampling. However, the method described and observed underground should be more accurately described as chip sampling.

        The sampling is carried out at 2m intervals along development drives and in raises developed through the orebody between levels. Samples are collected in 1m intervals starting approximately 1m in the footwall. The footwall can generally be defined visually in the drives and stopes and the quartz orebodies, in particular, are easily identifiable. The sampling is carried out along the circumference of the drive outline after the rock face has been washed down and the sample line located by the survey.

        Sampling occurs across the dip of the orebody and, where the full thickness of the orebody is not exposed, short diamond holes are drilled horizontally into the hangingwall and/or footwall to provide a full intersection. All samples collected in this way are transformed to a horizontal length and plotted at a point 3m above the floor of the development. The final composite value is, therefore, a length weighted average across the horizontal thickness of the orebody. At Mina Nova, where the orebody is flat lying, the samples are transformed to a vertical length weighted sample value.

        The methodology involves the use of a hammer and chisel to cut a continuous series of chips along the marked channel. The material is collected on an American cloth, which is lain on the floor of the drive prior to the collection. After every 1m has been collected the sample is bagged and tagged with an aluminum tag recording the number and location, which is placed in the bag along with the sample. All material that is dislodged during the sampling process is collected. The only exception is any large blocks that may be loosened by the chiseling. The size of the resulting chips varies from fine material to chips between 1-5cm in length and the average sample weight is 1.6kg per 1m sample.

8.3.1   Mina III

        Channel sampling is currently carried out in the development drives on the levels and in the raises driven through the orebody prior to mining. There is no production sampling carried out in the stopes until the planned maximum stope extent is reached, at which point, channel samples are taken to determine whether there is any additional material which could be mined as ore. The lack of any regular production sampling is a concern and there is no effective grade control being carried out during the mining process. In effect, if there is

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        additional material at the edges of the stopes this will be identified and mined, but if there are areas of low grade within the stope these will not be identified and will be mined as dilution.

        A small amount of grade control sampling is carried out in the quartz orebodies where they are thin and where the percentage of contained sulphides decreases. However, this is not done on a regular basis.

8.3.2   Mina Nova

        At Mina Nova, the lower grade of the orebody and the more diffuse nature of the mineralization require that grade control sampling be carried out in addition to the original panel sampling. This grade control sampling is performed by cutting vertical channel samples in the face at 4m intervals. As at Mina III, the samples are taken at 1m intervals along the channels and collection is carried out using hammer and chisel. The faces are sampled, on average, every 2-3 blasts which gives a sample coverage of approximately 4x5m.

8.4     COMMENTS ON SAMPLING

        The sampling procedure observed at MSG highlights a number of issues, namely:

          o The recovery from the diamond core drilling is very good and, given the relatively continuous nature of the orebodies along plunge, the surface drilling is defining the extents of the current orebodies to a level of detail, which allows underground development to be planned.

          o The underground drilling appears to be adequately defining the lateral extent of the orebodies for the purposes of production planning and the spacing between drill lines is appropriate.

          o The channel sampling described and observed is, in actuality, chip sampling and as such is liable to a degree of inaccuracy due to loss of sample chips, during the chiselling operation.

          o Potential contamination may be a problem if the surface is not adequately cleaned prior to the sample collection and also if chips are allowed to fall on the floor prior to being bagged, or if the cloth used to collect the sample is not adequately cleaned between each sample. The sampling protocol described by MSG and the chip sample locations observed by SRK appear to be adequately addressing the issues of

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               contamination. However, the sampling procedure was not observed during the site visit and therefore the quality of the collection practices cannot be qualified by SRK.

          o The hammer and chisel method does not guarantee a continuous sample and there is potential for the introduction of bias, particularly where differences in rock competency are encountered. The use of a rock saw would produce a larger sample with a constant volume, which would help to reduce potential bias.

          o Bias may also be introduced due to the relatively small sample, which will be affected by a small loss of material.

          o At Mina III, production sampling is only carried out at the extremities of the stope in order to assess the availability of additional material in the wall of the planned stope. However, with no grade control sampling during the mining there is no way of knowing whether barren or low-grade areas have already been mined.

          o Raise sampling is carried out but this data is not used for evaluation of the panel through which the raise is driven. The panel estimate is based solely on wide spaced drillhole intersections and the channel samples taken on the upper and lower levels. The raise samples would provide additional data to allow the variability of the orebody grades to be better defined and, if this data is not used for grade estimation, there is no obvious reason why these samples are collected in the first place.

          o Anglo American have carried out a study of the samples from Mina III and have shown that the samples from the underground and surface drilling along with the channel sample data can be combined for the purposes of panel grade estimation. However, this report was not viewed by SRK during the site visit.

9.0     SAMPLE PREPARATION AND ANALYSIS

        All sample preparation and analysis is carried out at the laboratory facilities situated at the MSG metallurgical plant at the Crixas Mine. The staff are employed by MSG and quality checks are carried out internally and externally with a round robin exercise conducted with laboratories at Morro Velho (AngloGold), Lakefield- Geosol , Bondar Clegg and CRVD. It should be noted that the Morro Velho laboratory cannot be considered to be completely independent of the MSG operation owing to the involvement of AngloGold at Morro Velho.

        The laboratory at MSG is responsible for analysis of all samples originating from the metallurgical plant, tailings and underground sampling (drilling and channel samples). Exploration samples are analyzed by the MSG laboratory in addition to the Geosol-

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        Lakefield Laboratory in Brazil and Bondar Clegg in Canada. Samples from the various sources are kept separate and analyzed in separate batches and, in some cases, dedicated equipment is reserved for particular sample types.















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FIGURE 9.1: SUMMARY FLOW DIAGRAM - SAMPLE PREPARATION




                                   [PICTURE]




        The sample collection was described previously. Samples are obtained directly from the department responsible for the sample collection and placed in drying oven operating at between 110(degree) to 115(degree). Three separate ovens are used for geological samples, metallurgical plant input samples and processing plant samples in order to avoid potential contamination. A detailed sample protocol was obtained by SRK and is summarized here and in Figure 9.1.

        Original samples from the underground sampling are between 1.5-5Kg depending on the sampling method employed (core or channel sample). After drying the samples are crushed in a jaw crusher to 100% passing 1/4 inch and then placed in a roll crusher to further reduce to 100% passing inch. There are two jaw crushers and one is reserved exclusively for exploration samples. In addition, a "sterile" sample from a batch sample provided by the geology department, is also crushed and assayed with each batch of samples to check for contamination during the crushing process. The coarse reject is then passed through a Jones riffle splitter in order to reduce the sample to 500g. This is then pulped to 75% 200 mesh using a disc pulverizer.

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        All assaying is carried out using fire assay with an Atomic Absorption finish or gravimetrically. A 50g aliquot is used for the initial fusion. The crucibles used for the initial fusion are used a maximum of three times and cupels are used only once.

        The assay is carried out in batches of forty samples. For the plant samples each sample is assayed three times. For the geological samples a repeat assay is carried out for every fifteen samples and in addition two standards and three blanks are inserted into each batch of forty. Screen fire assay is occasionally carried out for plant and tailings samples but this is not routine and is not performed on geology samples.

        Compressed air is used throughout the crushing and grinding process to clean the equipment between each sample, in addition, silica sand is run through the pulping mills between each batch of sample. The laboratory is fully equipped with dust extraction facilities in all areas. This extracts dust to a unit outside the laboratory building where it is treated through filters and collected for later disposal.

        The assay protocol used at MSG employs a standard methodology. In SRK's opinion the levels of cleanliness and thoroughness observed indicate a professionally run laboratory, which operates at a high standard. The staff appeared competent and understanding of the issues related to obtaining a high degree of both accuracy and precision.

10.0    QUALITY CONTROL PROCEDURES

        The following describes the checks carried out for quality control on the sample assay procedure at MSG.

        The standard currently used at MSG is produced on site from a combination of plant and tailings feed material. This has been homogenized and assayed by the MSG laboratory.

        For the exploration samples MSG have acquired a suitable standard, which is inserted as two per batch of forty assays. The standard is produced by Rocklabs Ltd (Rocklabs Ltd P O Box 18 142 , Auckland New Zealand - Certification by Marcolm Smith BSc, FNZIC - Malcolm Smith Reference Materials Ltd, 2 Morriggia Place , Auckland 10 New Zealand).

        A series of blanks are inserted as three per batch of forty assays. In addition a sterile sample, prepared by the geology department is assayed after crushing along with the true samples. This allows a check on contamination to be carried out.

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        If there is a significant difference between the repeat assays the whole batch of forty samples will be re-assayed. The sample pulps are retained for up to three months. Both coarse rejects and pulps from exploration samples are retained indefinitely.

        SRK have discussed the methodology and protocol employed by MSG for assay quality control and the implementation of these procedures is appropriate. However, SRK have not independently verified the results of the check assay and quality control data.

11.0    MINERAL RESOURCE ESTIMATION

        Historically, Mineral Resources have been quoted according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (the JORC Code, 1999) and as of 31st December 2002 the Resource Statement at a 3g/t COG (equates to a $350/oz gold price) was
        4.5 Mt at 8.2 g/t Au. Kinross policy is to report Mineral Resources at a gold price of $325 and exclusive of those Mineral Resources, which are contained in the Mineral Reserves. It was not possible to re-estimate the Mineral Resource for the purpose of the current report. As a result it was decided to report a zero Mineral Resource figure for Crixas. SRK consider this approach to be conservative.

        The orebodies were originally delineated through surface exploration and drilling. Subsequent to the commencement of mining, the orebodies at Mina III and Mina Nova have been extensively developed through underground access. Sampling is currently carried out using a combination of surface drilling, underground drilling and underground chip sampling.

        MSG carries out sample preparation and analysis on site. A detailed QC/QA protocol is followed by the staff at the mine. Internal and external independent checks are carried out at regular intervals. In August 2002 a detailed interlaboratory exercise was carried out using the MSG laboratory along with the AngloGold facility at Morro Velho and the independent laboratories of Bondar Clegg, Lakefield Research and Chemex. The summary results from this study are available in the December 2002 Resource Statement Document produced by MSG and they do not indicate any issues with the quality of the laboratory facilities at MSG. The results from the various laboratories were generally comparable, with the only exception being the overestimation of grade by the Lakefield facility relative to the other laboratories used in the exercise.

        Specific gravity data was calculated from the core samples obtained during the original exploration drilling. The number of samples collected is not known exactly although; in

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        conversation it was stated by mine personnel that several samples were collected along the length of the core from surface. It is understood that no additional SG determination work has been carried out to test the adequacy of the original test work. The values currently in use at MSG are 3.3t/m3 for the Upper and Intermediate Zones of Mina III, 2.7t/m3 for the quartz veins and Corpo Sul, and 2.9t/m3 for Mina Nova.

11.1    MINA III

        At Mina III the orebodies are subdivided into panels between the 50m levels and panel grades are calculated from the weighted average of all channel samples on the upper and lower drives and any underground or surface drill holes that intersect the orebody between the relevant levels. Very little sampling is carried out within the panels during the mining process and the block grades are calculated by kriging the samples located around the boundary of the panel. The available data is kriged into 8x8x4m blocks using ordinary kriging after structural analysis using relative semi-variograms and cutting of high-grade values to 120g/t Au. This block grade is used for production scheduling and it is the global panel grade that is used for the resource statement and LoM resources.

        It is SRK's understanding that raise sampling is carried out by obtaining chip samples in a similar manner to that carried out in the development drives. However, in discussion with the mine staff it became clear that this information is not used for the panel grade estimation. The Raises are developed within the orebody and do not intersect the full thickness of the orebody. MSG have stated that the resulting samples would produce a bias by preferentially sampling individual horizons within the orebody and therefore these samples are only used for a physical determination of the orebody limits and are not used for the grade interpolation. SRK would concur with this approach and consider the current estimation methodology protocol to be appropriate given the current level of understanding.

11.2    MINA NOVA

        At Mina Nova, the orebody and panel grades are also defined from surface drilling and underground sampling. However, here the majority of the development occurs within the orebody and there is therefore significantly more data available for the initial panel estimates. In addition, grade control channel sampling is carried out in the production stopes on a 4x5m grid. All data is used to define the orebody outline on sections using a 2.5g/t Au cut off and a minimum mining height of 2.5m. Block grades are calculated for 10x10x2.5m blocks after modeling of relative semi-variograms and ordinary kriging of all available data. No high-grade cutting is performed at Mina Nova.

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11.3    CLASSIFICATION

        Classification and resource reporting at MSG is currently carried out using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code). The classification guidelines for the JORC code are essentially identical to those laid out by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in their publication "CIM Standards on Mineral Resources and Reserves - DEFINITIONS AND GUIDELINES". As a result, the classification categories currently in use at the Crixas Mine can be regarded as a valid classification under the CIM guidelines for Resources and Reserves.

        A panel is considered a Measured Mineral Resource if it the orebody is exposed in both upper and lower development drives and these drives have been sampled. In addition the measured panel will have underground and surface diamond drilling intersections. Indicated Mineral Resources are those for which access is only available on one level and the resource is extrapolated to the next level. Inferred resources are those beyond the extent of the indicated resource block, i.e. more than one level distant from the nearest channel sampling. However, Inferred blocks are intersected by surface drilling and may also have underground drill intersections. The orebody continuity is well established and, in the opinion of SRK, the current classification is conservative in that a proportion of the inferred material could, likely, be upgraded to the indicated category with very little additional work. The inferred material is not included in the Proven and Probable reserve statement but some 0.5Mt is included in the current LoM plan. This has been extracted from the SRK audited LoM and no inferred is included in the SRK audited statements tabulated in the following section.

11.4    APPLICATION OF MINING FACTORS

        The resource calculation includes intentional dilution in order to preserve a degree of continuity between individual levels and sections and to allow for a realistic minimum mining width (MMW). In addition to this planned dilution, a certain amount of unplanned dilution has to be accounted for during the mining process, which can originate from a number of areas. The hangingwall is generally competent but there is some overbreak which is included in the cut and fill mining process. This material is generally mineralized but low grade. There is also a small amount of backfill material from the previous lift, which may be included during the loading of the ore. Dilution is now set at 5% for all operations and methods of mining.

        The Mine Call Factor (MCF) is calculated from the average of samples taken from the feed belt to the mill and the results compared to the called for grade which is based on the

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        original evaluation sampling. The MCF is consistently around 95%
        indicating either, more dilution than expected or, overestimation of the original grade by the development chip sampling. More effective grade control sampling at Mina III would indicate where the overestimation of grade is occurring or whether the problem is related to unintentional dilution.

12.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

        The resource statement provided by MSG is dated 31st December 2002. All resources are calculated at a cut off grade of 3g/t Au which equates to a gold price of $350/oz. The reserves are calculated using a gold price of US$300/oz a dilution factor of 5% at 0.0g/t Au and a mine call factor
        (MCF) of 95%. The MCF has been calculated on an annual basis since the production commenced in 1990 and has averaged 95.81% with a range of between 93.4% and 99.4%.









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TABLE 12.1: MINERAL RESERVES - DECEMBER 31, 2002


SRK Audited Reserve Statement - MSG Crixas
========================= ================================== ================================== ====================================
                                        PROVEN                            PROBABLE                             TOTAL
------------------------- ---------------------------------- ---------------------------------- ------------------------------------
Mine          Method      Tonnes (Kt)   Grade    Contained    Tonnes (Kt)   Grade    Contained   TONNES (KT)   GRADE    CONTAINED
                                         (g/t)  Gold (K.oz)                  (g/t)  Gold (K.oz)                 (G/T)  GOLD (K.OZ)
========================= ================================== ================================== ====================================
Mina III     Cut & Fill        959       12.53      386           581       10.03       187         1,540       11.59       574
           Room & Pillar        64       19.36       40            24        9.61         7            88       16.72        47
             Open Pit          242        3.71       29                                               242        3.71        29
             Pillars            46       11.20       17                                                46       11.20        17
------------------------- ---------------------------------- ---------------------------------- ------------------------------------
            SUB TOTAL        1,311       11.19      472           605       10.01       195         1,916       10.82       666
========================= ================================== ================================== ====================================
Corpo IV                                                          359        4.72        54           359        4.72        54
Corpo Sul                      144        6.20       29            30       13.78        13           174        7.49        42
Mina Nova  Room & Pillar     1,329        4.34      185            58        5.05         9         1,387        4.37       195
========================= ================================== ================================== ====================================
TOTAL                        2,784        7.66      686         1,052        8.04       272         3,836        7.76       957
========================= ================================== ================================== ====================================

13.0    MINERAL PROCESSING

        The mineral processing plant at Crixas is described below. Gold recovery in the plant has historically been very close to 95%. Refer to sections
        5.2. Figure 13.1 is a schematic process flowsheet.




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FIGURE 13.1: SCHEMATIC PROCESS FLOWSHEET








                                   [PICTURE]








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13.1    CRUSHING

        The ore is hauled from the mines in Volvo A-25 trucks and is stockpiled close to the feed hopper of the plant. The piles are distributed according to their gold grade. The practice is to blend the ores from the piles before introducing the ore into the circuit.

        The ore is fed to the hopper by a front end loader or is dumped directly by the trucks. The oversize boulders that are retained on a grizzly (0.60m x 0.60m) at the hopper opening are fragmented by a hydraulic hammer. A vibrating feeder located at the bottom of the hopper controls the feed rate to the primary crusher. Ore discharged by the feeder is transported on a 1.2m belt conveyor to the primary crusher.

        The primary crusher is an overhead eccentric jaw crusher, FACO 100 x 80 model, open circuit operated. A hydraulic hammer 95HD model is located close to the primary crusher, to break any boulders that get stuck. This practice has reduced lost time due to oversize material.

        Crushed ore is transported on a 0.91m belt conveyor that is weighed continuously. An electromagnet extracts any metallic objects from the circuit. The ore is discharged onto a primary vibrating screen for a first classification. The screen has 2 decks (32mm and 10mm) and is 20o inclined.

        The oversize of the 2 decks feeds the secondary crusher while the undersize of the 10mm deck goes to an 1800 tonne silo for crushed ore (final product of crushing circuit). When the operation is wet crushing, this undersize feeds a spiral classifier, and the classifier overflow goes to the thickener while the underflow goes to the silo.

        The secondary crushing is done in a hydrocone unit, FACO 10-60 model, operating in open circuit. Its product goes to a secondary screening unit, with 2 decks, the first with a 20mm screen and the second with a 10mm screen. This screen operates in closed circuit with the tertiary crushing unit, a model FACO 3-60. The undersize of the 10mm deck feeds the conveyor belt that discharges in the silo and the oversize of both decks returns to the tertiary crusher, closing the circuit. The product of the tertiary crusher goes to a new classification step at the secondary screen.

        There is a de-dusting system in the circuit consisting of "Water Air Jets" that spray onto the feed and into the discharge of the three crushers.

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        The plant was automated at the end of 1997, being controlled by a computer located in the control room or by a man-machine interface installed in the crushing room.

13.2    GRINDING AND GRAVITY CONCENTRATION

        Crushed ore is reclaimed from the silo on a belt feeder that discharges onto a belt conveyor that feeds the ball mill. This belt conveyor has an integration mass balance that indicates the flow in tonnes/hour and totalizes the ore mass processed.

        A sample is collected at this belt conveyor every 30 minutes, with a composite sample being completed after 8 hours, providing an analysis of the gold grade fed to the mill. This sampling is done using an automatic sampler located at the belt discharge.

        Before entering the ball mill the ore receives a metered quantity of quick lime for pH correction (pH of approximately 10). The lime controls pH and also improves thickening efficiency, the next stage after grinding.

        The grinding is single staged, wet, and in closed circuit with hydrocyclones. An Allis-Chalmers 3.65m diameter by 5.2m length steel lined ball mill is used, with a 1343 kW motor, operating at 75% of critical speed (17 rpm). The circulating load is controlled at approximately 400% based on new feed.

        The mill operates in closed circuit with 2 hydrocyclones, with two extra identical cyclones installed as stand-by. The hydrocyclones produce two products: the overflow with 25% solids and the underflow with 78% solids.

        The overflow (final product of grinding stage) feeds the thickener, and the underflow returns to the mill, being the circulation load. The water used in the dilution of ore that feeds the mill is from the thickener overflow.

        After introduction of gravity concentration, approximately 15% of the cyclone underflow mass flux (circulating load) is directed to a knelson centrifugal concentrator located on the top of the smelting building.

        The concentrator tails return to the mill while the concentrate is fed to three shaking tables located inside the smelting building. The tails of the two primary tables feed a third table and the tail of this table returns to grinding. The concentrate from the tables goes to the fusion step.

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        The cyclone overflow is passed through a vibrating trash screen to remove undesired materials like plastics, wood chips, etc, before going to the thickener.

        The final product of the grinding is approximately 65% passing 200 mesh (74(mu)m). The typical size distribution of the ore fed to the mill is 100% minus 10mm.

13.3    THICKENING

        There are two 25m diameter conventional thickeners, denominated primary and secondary.

        The secondary thickener does not participate directly in the ore treatment, being used to clarify mine water for recycling. Its overflow is used as process water in the plant and as water for the mine. Its underflow is pumped to the primary thickener or the tailings pond.

        The primary thickener is gravity fed by the cyclone overflow from grinding (25% solids by weight) and by the overflow of the spiral classifier situated at the crushing area (when it operates in wet mode). The underflow of the thickener at 60% solids is pumped to the leaching stage. The overflow returns to grinding as process water.

13.4    LEACHING

        The leaching area consists of 16 tanks with 202 m3 capacity each. These tanks are mechanically agitated by means of helicoidal rotors and compressed air injection. The leaching is done in two stages: pre-lime and cyanidation.

        Pre-lime takes place in tanks 1, 2 and 3. The process prepares the pulp for the cyanidation process that is initiated in tank 4. The pre-lime stage is very important to the leaching process at MSG, because the ore has a considerable quantity of cianicide materials derived from the pyrrhotite in the ore. The presence of these elements (Fe, Cu, Ni, Zn, etc.) at the pH conditions that the process is done, favors the reaction of the cyanide causing the formation of ferrocyanide and sulfocyanide, increasing considerably the sodium cyanide consumption.

        The lime addition, already initiated at the grinding stage, is repeated in tank 2 of leaching. The pH is controlled at 10.5 every 2 hours by pH analysis. The contact time at the pre-lime is approximately 6 hours, with a pulp containing 60% solids. The actual cyanidation occurs in tanks 4 to 16.

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        The sodium cyanide solution is added to tank 4. The solution is previously prepared with a concentration of 23% by volume. The free cyanide concentration in this tank is controlled at about 500ppm. It is important for the process that the ore size distribution is fine enough, 65% to 70% minus 74 microns.

        The pulp is constantly agitated with the reagents in tanks 4 to 16. The free cyanide and the pH gradually decrease along the tanks, being controlled at tank 15 at 200ppm of free cyanide and a pH of 10. The dissolved oxygen in the pulp is approximately 5 to 7 mg/liter and this is essential for efficient leaching. The cyanidation contact time is approximately 26 hours.

13.5    FILTRATION

        The MSG filtration circuit consists of two stages: primary and secondary filtration. There are a total of seven rotary vacuum filters, 4.3m diameter by 5.5m length, and three vacuum pumps in the circuit. Three filters are used in the primary filtration and two in the secondary filtration and only one of the three pumps. The other two filters and the two vacuum pumps are stand-by.

        The primary filtration is fed by the cyanided pulp coming from leaching with 55% solids. During primary filtration, the cake formed along the cylindrical body of the filter is washed by barren solution that comes from the precipitation stage, and this solution is expelled inside the filter.

        After primary filtration, the cake containing approximately 16% moisture is fed to a primary repulping vessel via a belt conveyor while the filtrate (rich solution) is pumped to a receptor tank. At the primary repulper a pulp with 55% solids is made up again by the addition of barren solution.

        The pulp is pumped from the repulping vessel to the secondary filters. The process is repeated with two products being obtained: rich solution (filtrate), that is pumped to a second receptor tank, and the final solid tailings of the process that is discharged into a secondary repulping vessel via a belt conveyor, where the solids concentration is adjusted to 35% solids and the pulp is pumped to the tailings pond. The filtration and clarification circuits are next.

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13.6    CLARIFICATION AND PRECIPITATION

        The Merril Crowe process is used consisting of clarification, air depletion from solution, gold precipitation with zinc powder, and subsequent precipitate separation using press filters.

        The rich solution from the filtration stage feeds two hopper clarifiers for the first clarification stage. In sequence, the solution passes to the second clarification stage that consists of leaf filters filtration, minimizing the quantity of solids particles in the solution. After clarification, the oxygen contained in the rich solution is extracted by means of two air depletion units. The zinc powder is fed into the solution at this stage. A lead nitrate solution is added to catalyze the reaction.

        The precipitation reaction takes place on the rotor of the pumps that feed the filter presses. The precipitation area has 4 press filters, one operating at a time. The precipitate has an average gold grade of approximately 20%, and it is sent to the smelting building.

13.7    SMELTING

        The fusion process consists basically of receiving and fusing the precipitate and gold concentrate originating from the press filters and shaking tables respectively. The fusion is done in a stationary, diesel oil fed furnace, with an 80kg capacity, where 150 kg of fusing flux is added and the temperature is raised to 1350oC.

        Every fusion produces a bullion weighing approximately 20 kg. The slag generated in the fusion is fused again to recover gold and then it returns to the crushing plant with a gold grade around 200ppm.

        The fusion for bar production is done in an electrical induction furnace, where the bullions are fused and transformed to bars weighing approximately 10kg each that are sent to Mineracao Morro Velho in Nova Lima-Minas, Gerais State, for refining.

13.8    ANALYTICAL LABORATORY

        This laboratory, built by the Kennecott company, was equipped with a fusion furnace, a cupellation furnace, an A.A. spectrophotometer, and other equipment. The analyses done were fire-assay and atomic absorption for gold determination, size distribution determinations, moisture determination, base metal analyses, etc.

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        The analytical laboratory was transferred from Crixas to the Industrial
        Area in October 1989 for the metallurgical plant start-up. It has been operating in this location since then and is sub-divided into the physicochemical laboratory and chemical laboratory.

        The method of gold analysis by solvent extraction was tested in the laboratory in 1996 and 1997 but it was decided to continue using the fire-assay method.

        Currently the laboratory has 10 employees, being: 2 leaders and 8 helpers.

13.9    PHYSICOCHEMICAL LABORATORY

        The physicochemical laboratory offers its services to the Metallurgical and Geology Departments. The principal analyses performed at the laboratory are: Hydrometallurgical Plant:

          o Gold analysis using fire-assayed samples for checking the feed and the tailings of the plant, solubility curves, samples of process test work and metallurgical inventory;
          o    Size analysis determinations;
          o    Moisture determinations.

        Geology Department:

          o Gold analysis using fire-assayed samples from the mines, collected as channel sampling, samples from core drilling and geological exploration.

        The laboratory is also responsible for the fabrication of the cupels used in the gold determinations by fire-assay.

13.10   CHEMICAL LABORATORY

        The chemical laboratory provides services to the Hydrometallurgical Plant, to the Smelting and to Environment Control. The principal analyses performed at the laboratory are:

          o    Soluble gold by atomic absorption spectrophotometry;
          o    Total cyanide determination by destilation/potenciometry;
          o Arsenic determination by adsorption in a silver and piridine dietilditiocarbamato complex followed by dosing by colorometry;
          o    pH;
          o    Dissolved oxygen;
          o    Solids in suspension;
          o    Dissolved solids;
          o    Ammoniacal nitrogen by potenciometry;
          o    Metals (Fe, Cu, Pb, Zn) by atomic absorption spectrophotometry;

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          o    Turbidity;
          o    Sulphate by turbidimetry;
          o Free chlorine determination on the drinking water spots and at potable water taps at MSG, at the tank that feed water to the Bela Vista residence area and at a few houses;
          o    Gold analysis of the bullion;
          o Basicity determinations, water hardness, pH and free chlorine for water control at Water Treatment Stations and cooling towers.

14.0    PRODUCTION PROPERTY INFORMATION

14.1    MINING OPERATIONS

        The Crixas Mine has been in continuous production since November 1989. Production is currently sourced from two underground mines, Mina III, and from Mina Nova which is located 1400m to the north of Mina III. The LoM Plan is based on a combined production rate of 735,000 tonnes per year. For 2003, Mina III will contribute 456,000 tonnes (63%) and Mina Nova 270,000 tonnes (37%).

        The operating schedule for both mines is three 8-hour shifts per day, 7 days per week, with a total of 341 operating days scheduled per year. This implies daily production rates of 1364 tpd at Mina III, and 792tpd at Mina Nova.

        Both mines are accessed by decline ramps, at gradients of 12 to 15%, sized to accommodate 25 tonne haulage trucks. Ore and waste are hauled to surface by truck from both mines to a common stockpile area for ore and waste, located to the north of the processing plant. Ore is stockpiled according to grade to allow blending of the feed to the processing plant.

        In terms of lost time accident frequency rate, the mine site has an excellent safety record, with annual results in the range of 1 to 6. MSG was the first underground gold mine to achieve a NOSA five-star rating (National Occupational Safety Association of South Africa).

        The following sections describe each mine.

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14.2    MINA III

        Mining activity began at Mina III in 1985, when the main ramp was initiated. During 1987, development of levels 50, 100 and 150m was initiated. Production started in 1989 with ore from development and a room and pillar stope on the 150m level. In 1990, the mine commenced using the cut and fill method, and this is currently the predominant method. (Figure 14.1)

        The orebodies occur in two main ore zones: the Upper/Intermediate Zone and the Lower Zone. The Upper/Intermediate zone ore is contained in layers of massive sulfide or is disseminated in schist rocks of variable composition, with host rocks generally being dolomite and having a RMR varying predominantly between 45 and 80. The Lower Zone ore is contained in a graphitic schist rock with a uniaxial compressive strength of 80 Mpa, and where the gold is present in quartz veins, the average strength is 255 MPa. The RMR of the quartz vein varies from 70 to 90, and where the roof is graphitic schist, the RMR varies between 45 and 60.

        The stability of underground openings is controlled by foliation planes dipping 200 to 300 NW; folding along an axis N700W and dipping 150 to 200; a faulting/shearing system oriented EW dipping 600N, and a set of near vertical joints oriented NS.

        Reserves in the Upper Zone and Intermediate Zone have now been largely depleted, and represent only a small portion of the production in the LoM Plan.

        Levels are spaced 50m vertically, which results in a lateral distance of approximately 150m between levels, along the dip. The overall mining sequence has been from the top, downward. The main ramp has been advanced down to 550m level, while levels 350 to 450 represent the current mining horizon.




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FIGURE 14.1: MINA III SCHEMATIC SECTION









                                   [PICTURE]








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        At Mina III the main mining method is mechanized cut and fill using uncemented hydraulic backfill to recover moderately dipping (150 to 200) quartz veins ranging in thickness from 1 meter or less, to several meters in the Lower Zone. Where the ore is thicker, pillars are left for support. 7m spans and 4m pillars are standard practice.

        Access ramps are established in waste to each cut utilizing grades of up to 18%. Before stoping begins, a raise is driven between levels to test the continuity of the deposit. This raise establishes a ventilation circuit and provides access for the hydraulic backfill line.

        4m cuts are taken successively in an overhand sequence, creating a 5m vertical span between the fill floor and the ore back. The mining cycle includes drilling, blasting, ventilation, dust suppression, scaling, mucking, rock bolting, and filling. Drilling is done using electric/hydraulic two-boom jumbos and blasting utilizes 80% anfo. The blasted ore is loaded into 25 tonne trucks by LHD or front end loader. The truck loading is done within the stope if dimensions permit, otherwise the ore is hauled to the main ramp by LHD, where loading takes place next to a remuck bay. Ground support consists of grouted rebar bolts on a pattern of 1.5 x 1.5m to 2.0 x 2.0m. The ground conditions were observed to be very good.

        If pillars have been left due to the ore width, they are assessed by geology and rock mechanics personnel to determine if any recovery is possible prior to backfilling.

        The extraction rate used in the reserves calculation is 90% for the cut and fill mining method. In practical terms, the extraction rates in the cut and fill stopes vary from 87% to 92%. In order to achieve a 92% extraction rate a few pillars at the hangingwall of the stope are recovered after a careful analyses of the geological conditions of the stope and also considering the possible interference with drifts, ramps and other structures of the mine.

        The hydraulic backfill used is classified tailings from the plant. The hydraulic fill flow starts on the surface where a modern computer controlled plant prepares density controlled hydraulic fill, delivered underground through three vertical boreholes. The backfill plant is capable of a maximum 200tph, but the average placement rate is 150tph at 62% solids. Typically, 48 hours are required for drainage. Drainage is facilitated through the barricade built in the ramp accessing the stope in the last cut. The drainage water is then directed to the pumping stations to be pumped to surface.

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        Stope ventilation is through the ramp, where fresh air enters, and through the ventilation raise, where it exhausts. Dust is suppressed by using water during drilling and mucking. The overall ventilation at Mina III totals 350 cms. Main fans are located on surface and underground.

        Mine dewatering requirements average 80 m3per hour, increasing to 170 m3per hour during backfilling. The main sump on 150m level is equipped with three 112kW slurry pumps in series, capable of a total of 220 m3 per hour. Each main level has a sump and 93kW slurry pump to deliver water to the main sump. The main sump delivers water to one of the thickeners in the mill, used to clarify the water. Water from the thickener is recycled to the mine.

        A small maintenance shop is located underground on 200m level for minor repair work. Major repairs are completed in the surface shop that serves both mines.

        The equipment fleet at Mina III consists of:

        5        Electric/hydraulic two boom jumbos
        2        LHD's, 4.6 m3 capacity
        1        LHD's, 3.0 m3 capacity
        3        Front End Loader, 3.1 m3 capacity
        8        Volvo 6x6 Trucks, 25 tonne capacity
        3        Scissor lifts
        3        Tractors
        2        Getman carriers
        3        Pick up truck
        1        Grader

        Productivity in the mechanized cut and fill stopes averages 30 to 40 tonnes per man shift.

14.3    MINA NOVA

        Mina Nova is represented by a main gently-dipping, tabular shaped orebody, with approximate dimensions of 130 x 1200m with the lateral sizes varying from 100 to 200m, situated at an average depth of 100m, with an average dip of 10o to SW. Detailed drilling done from underground has outlined 9 smaller deposits at different depths below deposit 1 (main body).

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        These deposits occur as a series of elongate, tabular bodies of varying sizes flat lying in the east and dipping by up to 6(degree)-10(degree) in the west with a plunge to the west-north-west. The mineralization is in the form of massive and disseminated sulphides, predominantly pyrrhotite, in a graphitic schist with abundant quartz mineralization occurring at the base of the sequence.

        Currently, production is sourced from deposit 1 by mechanized room and pillar (no backfill). Other deposits being developed are 3, 5, and 6. The vertical thickness of deposit 1 ranges from 5 to 20m. Deposit 1, with an average grade of 4.5g/t Au, hosts approximately 60% of the mineral reserves.

        The Mina Nova rock complex has RMR values varying between 50 and 60 and consists mainly of schistic rocks with intercalations of quartz veins, with dolomites at some places. The uniaxial compressive strength measured for this rock type varies from 45 MPa to 100 MPa, depending on the orientation of the foliation relative to the applied force. A value of 80 MPa is considered representative of this rock. Besides the foliation, anisotropy is introduced by the presence of fractures and shear planes or fault planes. Underground observations indicate the presence of at least 2 joint sets that together with the foliation determine the dimensions of the potentially unstable blocks.

        Underground access at Mina Nova is through the main ramp, which was started in 1993. The ramp was initially driven 475m at a 14 percent gradient in waste to its intersection with deposit 1. This point was reached in 1994, and from this intersection to the end of the ramp, it was driven in the ore within a 12m pillar. The ramp has a section of 4.5m x 4.2m and was driven to the northeast, following the gradient of the deposit.

        The dimensioning of the room spans and pillar widths varies depending on the thickness of the deposit. In the thinner areas, rooms incorporate spans of 8m and pillar dimensions are 3 x 3m. Where deposit 1 is up to 20m thick, rooms are dimensioned up to 13m wide with 7 x 7m pillars. These thicker areas are taken out by an initial cut followed by two benches to achieve the full height. Experience to date shows that the 13m wide rooms have remained stable.

        Ground support installed in the back consists of 2.4m grouted rebar on a pattern of 1.5 x 1.5m to 2.0 x 2.0m. The initial span is 8m wide. In cases where the back will be opened up to 13m wide, 5.4m grouted cable bolts are installed prior to slashing out to the full width.

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        Where back heights are expected to exceed the reach of the equipment, steel mesh is installed on the back.

        The expected room and pillar extraction rate used in the reserves calculation is 92.6%, this value being calculated based on a mine layout of 3.0m x 3.0m pillars and 8.0m wide stopes. The room and pillar method is achieving an ore recovery of at least 85%. It may be possible to increase this to 93% by recovering some pillars during the final retreat from the mine.

        Mina Nova is a relatively shallow mine, and there is a river flowing over it (Rio Vermelho). For this reason the geomechanical design of the mine is being carefully engineered and monitored. Extensometer monitoring points, designed to measure very small rock movements, have been installed in several areas underground. Stress monitoring instrumentation has been installed in three of the pillars. No instability has been detected. Hydrogeologic studies have been undertaken at Mina III and Mina Nova to characterize the permeability of the rock. The hydraulic transmissibility is very low due to the presence of schist type rocks.

        Total mine ventilation flow is 120 cms, with fresh air entering the mine through the main ramp. Auxiliary ventilation underground is distributed by 23kW fans and 1.2m diameter ventilation ducting.

        The equipment fleet at Mina Nova consists of:
        2            Electric/hydraulic single boom jumbos
        2            LHD's, 1.7 m3 capacity
        1            Front End Loader, 3.1 m3 capacity
        1 to 2       Volvo 6x6 Trucks, 25 tonne capacity
        2            Tractors
        1            Getman service truck
        1            Pick up truck

        Productivity in the mechanized room and pillar stopes averages 30 tonnes per man shift.

14.4    MARKETS AND CONTRACTS

        Mineracao Serra Grande sells the refined gold from Crixas at spot prices and provides a dividend to Kinross Gold Corporation.

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14.5    RECLAMATION AND MINE CLOSURE

        MSG has an up to date closure plan including a closure cost estimate. In July 2000, MSG prepared a reclamation cost estimate for CONAMA (Conselho Nacional de Meio Ambiente), the National Government Environmental Institution. At that time the cost estimate was US$8.2 million, minus US$1.9 million residual value, for a net closure cost of US$6.3 million.

        The reclamation cost estimate has since been updated in November 2002 to a revised cost of US$3.95 million. The reduction in the estimate is mainly due to the devaluation of the Brazilian currency (Real).

        Currently in Brazil there are no laws requiring the posting of a reclamation bond. MSG is making a financial provision of US$0.50 per tonne. This is an accrual only, not an actual expense.

14.6    TAXES

        The following four types of taxation apply to MSG's mining operation at Crixas.

        (1)
        CFEM (Financial Compensation for Mineral Extraction) mining tax equal to 1% of net sales. It is distributed 65% to the municipality, 23% to the state, and 12% to the Division of Mines.

        (2)
        A tax on profit equal to the greater of:
        (a)     based on actual profit
                34% of actual profit (25% federal and 9% social contribution)
        (b)     based on a presumed profit
                3% of net sales (same distribution to federal and social contribution)
        NOTE: MSG is under option (b), paying 3% of net sales from 2000 to 2004, then it will begin paying tax under option (a), 34% of profits.

        (3)
        CPMF (Tax on Financial Movement) Every movement of funds between banks is taxed at 0.38%. This is a federal tax.

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        (4)
        Property taxes. MSG must pay property tax on its mining land and housing in Crixas. This tax amounts to less than US$20,000. It is distributed to rural (county) and municipal (city) governments.

14.7    ECONOMIC ANALYSIS

14.7.1  Introduction

        SRK has reviewed the internal LoM technical and economic model prepared by MSG for the Crixas Mine. The model details the operations on an annual basis over the projected mine life.

        The LoM Plan, and the technical and economic projections in the MSG model, include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

        SRK's review of the MSG model is presented in this section.

14.7.2  LoM Plan and Economics

        The MSG LoM production plan and financial forecast are based on a production rate of 735,000 t/a, and covers the period 2003 through 2008, indicating a remaining mine life of 6 years starting January 1, 2003.

        The MSG Plan is based on proven and probable reserves at Mina III and Mina Nova, plus some additional "mineable resources" that represent inferred resources with mining parameters applied.

        For the purposes of this report, SRK has revised the MSG Plan by removing the mineable resources and effectively eliminating the last year of production, 2008. The resulting LoM Plan, as modified by SRK, is discussed below and is referred to as the SRK Plan.

        Table 14.1 below compares the December 31, 2002 proven and probable reserves to the total tonnage scheduled in each of the LoM Plans introduced above.

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TABLE 14.1: ADJUSTMENT TO LOM PLAN

                                                  ------------ ------------- --------------
                                                   MINA III(1)   MINA NOVA       TOTAL
------------------------------- ----------------- ------------ ------------- --------------
DEC.31.2002 RESERVES            Tonnes              2,448,786    1,387,135     3,835,921
PROVEN AND PROBABLE             Au g/t                   9.68         4.37          7.76
                                Percent of Gold           100%         100%          100%
------------------------------- ----------------- ------------ ------------- --------------

------------------------------- ----------------- ------------ ------------- --------------
MSG PLAN TO 2008                Tonnes              3,010,941    1,387,135     4,398,076
INCLUDES MINEABLE RESOURCES     Au g/t                   9.38         4.37          7.80
                                Percent of Gold         119.1%       100.0%        115.2%
------------------------------- ----------------- ------------ ------------- --------------

------------------------------- ----------------- ------------ ------------- --------------
SRK PLAN TO 2007                Tonnes              2,325,000    1,350,000     3,675,000
PROVEN AND PROBABLE ONLY        Au g/t                   9.68         4.37          7.73
                                Percent of Gold          94.9%        97.3%         95.4%
------------------------------- ----------------- ------------ ------------- --------------
          (1) Note: Corpo IV and Corpo Sul are included with Mina III.

        As seen in Table 14.1, the SRK Plan does not completely deplete the December 31, 2002 proven and probable reserves, but the approximation is good, and slightly conservative.

        The SRK LoM Plan is based on:

          o Tonnes and grades of the December 31, 2002 proven and probable reserves of Mina III and Mina Nova.
          o    A five-year mine life from 2003 through 2007.
          o The average metallurgical gold recovery planned is 95.1%, which represents historical achievements as shown in Table 5.1. The actual recovery in 2002 was 95.3%.
          o A gold price of US$300 per ounce is used, matching the basis of the reserves.
          o    The State Tax, or production tax of 1% of sales is deducted from gross revenue. This is tax (1) described in section 14.6.
          o    Other profit based taxes and property taxes are not included.
          o A planned average cash operating cost of US$23.25 per tonne, compared to the actual for 2002 of US$24.09 per tonne.
          o The total production cost in the SRK Plan is US$40.28 per tonne, compared to the actual in 2002 of US$39.87 per tonne.
          o A schedule of sustaining capital costs provided by MSG totalling US$19.93 million over the mine life of 5 years. (actual 2002 capital expenditures totalled US$5.9 million)

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          o    The mine closure cost estimate of US$3.95 million is from the closure plan, revision November 2002.
          o It is assumed that salvage value at closure will cover severance costs.
          o Both the MSG Plan and the SRK plan are based on an exchange rate of R$3.81 = US$1.00. The actual 2002 exchange rate was R$2.92 = US$1.00.
          o    Provisions for amortization and depreciation are included.

        The economics of the Crixas Mine are very robust at a gold price of US$300.00 per ounce. The economic results of the SRK LoM Plan indicate strong economic viability, with substantial operating profit throughout the mine life.

        The technical and economic models used in this analysis are considered to contain privileged and confidential information. However, Kinross has made these data available to SRK for review. Based on this review SRK concludes that the model prepared by MSG generally follows practices accepted by industry.

        It is not unusual for mining companies to include some inferred resources (a small amount in this case) in LoM Plans for internal planning when there is a good history of converting them to reserves. For the purposes of public reporting, SRK has considered a modified LoM Plan based only on proven and probable reserves.

15.0    CONCLUSIONS

        SRK makes the following conclusions:

          o The Reserve Statement produced by MSG for the Crixas operation is appropriate given the resource base from which it is derived.
          o Geological modelling and resource estimation methodologies are appropriate given the current understanding of the geology and grade distribution of the individual orebodies.
          o The classification of the Mineral Resource and Mineral Reserve is, in SRK's opinion, conservative given the current level of geological understanding and the reconciliation from historic production data.
          o The Crixas Mine appears well managed and has modern, well maintained facilities exhibiting outstanding housekeeping.
          o Both underground mines are characterized by good ground conditions, stable excavations, and appropriate ground support.
          o    Operating licenses and permits are in good order.

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          o    Potential environmental liabilities are being effectively
               monitored and managed.
          o The overall economics of the operation are robust. The weakening of the Brazilian Real against the U.S. Dollar is contributing to the financial results being achieved.
          o    The mine site has an excellent safety record.
          o MSG strives for good community relations and is acting in a socially responsible manner as exhibited in its social programs.





This report, 3CK005.02, INDEPENDENT TECHNICAL REVIEW ON THE CRIXAS MINE, BRAZIL, April 2003, has been prepared by:

STEFFEN. ROBERTSON AND KIRSTEN (CANADA) INC.


"signed"                                   "signed"


John Arthur, C.Geol., C.Eng.               Ken Reipas, P.Eng.
Senior Resource Geologist                  Principal Mining Engineer


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16.0    REFERENCES

        The following reports and documents were used as references in this technical report:

        TVX Newmont Americas, 2003 BUDGET, December 2002.

        Mineracao Serra Grande, CRIXAS GOLD MINE, 2002.

        AngloGold, RECLAMATION COST, November 2002.

        TVX Gold Inc., MINERAL RESOURCE/RESERVE INVENTORY, December 31, 2000

        Mineracao Serra Grande, Department de Metalurgia, PROCESSO DE BENEFICIAMENTO DE MINERIO DE OURO, 2002.

        Mineracao Serra Grande, RELATORIO SEMESTRAL CONTROLE AMBIENTAL, July
        2002.

        Mineracao Serra Grande, MONTHLY REPORT, December 31, 2002.

        Mineracao Serra Grande S.A - RESOURCES AND RESERVES EVALUATION, December 2001

        Mineracao Serra Grande S.A - RESOURCES AND RESERVES EVALUATION, December 2002

        Crixas Life of Mine Plan

        Expansion Plan/Optimization Program

        Reserves and Resources Tabulation, December 2002


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                                   APPENDIX 1
                          CRIXAS LICENSES AND PERMITS

















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                                   APPENDIX 2
                        CERTIFICATE AND CONSENT LETTERS























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                             CERTIFICATE AND CONSENT

    TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE CRIXAS MINE, BRAZIL

I JOHN ARTHUR with a business address at Steffen, Robertson and Kirsten (UK) Limited, Windsor Court, 1-3 Windsor Place, Cardiff, CF10 3BX hereby state that:
1. I am a Senior Consulting Mining Geologist with the firm Steffen, Robertson and Kirsten (UK) Limited (SRK).
2. I am a graduate of the University of Newcastle upon Tyne, UK, with an honours degree in Geology gained in 1987.
3. I obtained an M.Sc in Mining Geology and Mineral Exploration from Leicester University, UK in 1989.
4. I obtained a PhD in Mineral Resource Evaluation from Cardiff University, UK in 1994.
5. I have practiced my profession continuously for some 16 years since graduating, have variously managed, authored and co-authored over twenty mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National Instrument 43-101.
6. I am a Chartered Engineer (UK), a member of the Institute of Materials, Minerals and Mining (UK), a Chartered Geologist and a Fellow of the Geological Society of London.
7. I am co-author and reviewer of the report "Independent Technical Report for Crixas Mine, Brazil" dated April 2003, which is based on
     o a study of all available technical reports, geological and sampling data on the project provided to SRK;
     o first hand discussions with the appropriate project geologists and other employees currently working on the project;
     o    a visit to site March 2003.
8. I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.
9. I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Kinross Gold Corporation.
10. The report has been prepared in compliance with National 43-101 and Form 43-101F1 and I have read this Instrument and Form.
11. I hereby consent to use of this report for submission to any Provincial regulatory authority.

APRIL 2003

   /s/ John Arthur

DR JOHN ARTHUR CGEOL FGS, CENG MIMM
CONSULTING MINING GEOLOGIST SRK (UK) LTD

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3CK005.02 - INDEPENDENT TECHNICAL REPORT ON
THE CRIXAS MINE, BRAZIL                                                  PAGE 63
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                             CERTIFICATE AND CONSENT

    TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE CRIXAS MINE, BRAZIL

I, KEN S. REIPAS, residing at 43 Deverell Street, Whitby, Ontario, Canada, do hereby certify that:

     1) I am a Principal Mining Engineer with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Ontario.

     2) I am a graduate of Queen's University with a B.Sc in Mining Engineering in 1981, and have practiced my profession continuously since 1981.

     3) I am a Professional Engineer registered with the Professional Engineers of Ontario (PEO).

     4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Crixas Mine or securities of Kinross Gold Corporation.

     5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

     6)   I, as the qualified person, am independent of the issuer as defined in
          Section 1.5 of National Instrument 43-101.

     7) I have not had any prior involvement with the property that is subject to the technical report.

     8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

     9) Steffen Robertson and Kirsten (Canada) Inc. was retained by Kinross Gold Corporation to prepare an independent report for the Crixas Mine in accordance with National Instrument 43-101. The following report is based on our review of project files, discussions with Crixas Mine and Kinross Gold Corporation personnel and personal observations made during a site visit in March 2003.

     10)  I was a co-author of the report.

     11) I hereby consent to use of this report for submission to any Provincial regulatory authority.

                                                   "signed"



Toronto, Canada                                    Ken S. Reipas, P.Eng.
April, 2003                                        Principal Mining Engineer

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Crixas Mine Technical Report                                      SRK CONSULTING
                                                                     APRIL, 2003